As filed with the Securities and Exchange Commission on January 31, 2000.

Registration No. 333-91683

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BEASLEY BROADCAST GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	65-0960915

(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3033 Riviera Drive, Suite 200

Naples, FL 34103
(941) 263-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

George G. Beasley

Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103
(941) 263-5000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John D. Watson, Jr., Esq. Latham & Watkins 1001 Pennsylvania Avenue, N.W., Suite 1300 Washington, DC 20004 (202) 637-2200	Jeremy W. Dickens, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [   ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2000.

6,850,000 Shares

[BEASLEY LOGO]

BEASLEY BROADCAST GROUP, INC.

Class A Common Stock

     Prior to this offering, there has been no public market for our Class A common stock. We expect the initial public offering price of the Class A common stock to be between $15.00 and $18.00 per share. We are applying to list our Class A common stock on The Nasdaq Stock Market’s National Market under the symbol “BBGI.”

     The underwriters have an option to purchase a maximum of 1,027,500 additional shares to cover over-allotments of shares.

     We have two classes of common stock: Class A common stock and Class B common stock. Holders of each class generally have the same rights, except for differences in voting rights. Holders of Class A common stock have one vote per share while holders of Class B common stock have 10 votes per share. Immediately following this offering, the Class B common stock will represent approximately 95.9% of the combined voting power of our common stock.

      Investing in our Class A common stock involves risks. See “Risk Factors” on page 8.

		Underwriting	Proceeds to
	Price to	Discounts and	Beasley
	Public	Commissions	Broadcast Group

Per Share	$	$	$

Total	$	$	$

     Delivery of the shares of Class A common stock will be made on or about           , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Banc of America Securities LLC

Deutsche Banc Alex. Brown	Salomon Smith Barney

The date of this prospectus is           , 2000.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
Overview
Operating Strategy
Acquisition Strategy
Pending Transactions
Our Principal Executive Offices
The Offering
Summary Historical Combined Financial Information
RISK FACTORS
Risks Relating to Our Business
Risks Relating to Our Industry
Risks Relating to the Trading Market for our Class A Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
Results of Operations
Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998
Year Ended December 31, 1998 Compared to Year Ended December 31, 1997
Year Ended December 31, 1997 Compared to Year Ended December 31, 1996
Liquidity and Capital Resources
Year 2000 Compliance
Recent Pronouncements
RECENTLY COMPLETED AND PENDING RADIO BROADCASTING TRANSACTIONS
Recently Completed Transactions
Pending Acquisitions
INFORMATION ABOUT STATION AND MARKET DATA
CORPORATE REORGANIZATION
BUSINESS
Overview
Operating Strategy
Acquisition Strategy
Internet Strategy
Station Portfolio
Competition; Changes in Broadcasting Industry
Federal Regulation Of Radio Broadcasting
Employees
Environmental
Properties And Facilities
Legal Proceedings
MANAGEMENT
Committees Of The Board Of Directors
Director Compensation
Executive Officer Compensation
Summary Compensation Table
Employment Agreements
2000 Equity Plan
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Indebtedness to Affiliates
Indebtedness from Affiliates
Distribution to Affiliates
Corporate Reorganization
Radio Towers Sale and Leaseback
Office and Studio Leases
Augusta Radio Tower Lease
Management Agreement
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
Class A Common Stock
Class B Common Stock
Preferred Stock
Foreign Ownership
Limitations on Directors’ and Officers’ Liability
Transfer Agent and Registrar
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
Representations Of Purchasers
Rights Of Action (Ontario Purchasers)
Enforcement Of Legal Rights
Notice To British Columbia Residents
Taxation And Eligibility For Investment
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
Dividends
Gain on disposition of common stock
Federal estate tax
Information reporting and backup withholding tax
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
COMBINED BALANCE SHEETS
COMBINED STATEMENTS OF OPERATIONS
COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY
COMBINED STATEMENTS OF CASH FLOWS
NOTES TO COMBINED FINANCIAL STATEMENTS
VALUATION AND QUALIFYING ACCOUNTS
INFORMATION NOT REQUIRED IN PROSPECTUS

[Map of the United States designating the markets in which we operate. The map also identifies the stations that we own and operate as well as those stations that we have agreements to purchase.]

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until           , 2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary only highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. Unless we indicate otherwise, information in this prospectus assumes the underwriters will not exercise their over-allotment option. You should refer to the introduction to “— Summary Historical Combined Financial Information” for the meanings of some of the financial terms used in this prospectus. Unless the context requires otherwise, for periods before the corporate reorganization described in this prospectus, “Beasley Broadcast Group,” “we,” “us,” “our” and similar terms refer to Beasley FM Acquisition Corp. and related companies, and after giving effect to the corporate reorganization, those same terms refer to Beasley Broadcast Group, Inc., its consolidated subsidiaries and the stations we have agreed to acquire in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta.

Overview

      We were founded in 1961 and are the 16th largest radio broadcasting company in the United States based on 1998 gross revenues. After giving effect to pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta, we will own and operate 36 stations, 21 FM and 15 AM. Our stations are located in nine large and mid-sized markets in the eastern United States. Twelve of these stations are located in four of the nation’s top 12 radio markets: Atlanta, Philadelphia, Boston and Miami-Ft. Lauderdale. Our station groups rank among the first or second largest clusters, based on gross revenues, in five of our nine markets and, collectively, our radio stations reach approximately three million people on a weekly basis. For the twelve months ended September 30, 1999, giving effect to acquisitions and dispositions completed during the period, as well as the pending acquisitions mentioned above and our recent acquisitions in Atlanta, as if those acquisitions had been completed at the beginning of the period, we had net revenues of $94.7 million, broadcast cash flow of 27.8 million and a net loss of $14.8 million.

      We seek to maximize revenues and broadcast cash flow by acquiring and operating clusters of stations in high-growth large and mid-sized markets located primarily in the eastern United States. We have assembled groups of five or more stations in five of our markets. Our radio stations program a variety of formats, including urban, contemporary hit radio and country, which target the demographic groups in each market that we consider the most attractive to our advertisers. The combination of our market clusters and our advertising, sales and programming expertise has enabled us to achieve strong same station revenue and broadcast cash flow growth.

Operating Strategy

      In order to maximize revenues and broadcast cash flow at our stations, our operating strategy is to:

•	secure and maintain a leadership position in current and future markets by creating clusters of multiple stations;

•	conduct in-depth market research in order to refine our programming and enhance our ratings;

•	establish a strong local brand identity through advertising and promotional initiatives;

•	build a relationship-oriented sales force whose goal is to create a strong local and national sales effort;

•	hire, develop and motivate strong local management teams; and

•	enhance broadcast cash flow margins of underutilized AM stations by selling blocks of programming time to providers of health, ethnic, religious and other specialty programming.

Acquisition Strategy

      Since June 1996, we have acquired or agreed to acquire 25 radio stations. Our future acquisition strategy, which will focus on stations located in the 100 largest radio markets, is to:

•	acquire additional radio stations in our current markets to further enhance our market position;

•	acquire existing clusters in new markets or establish a presence in new markets where we believe we can build successful clusters over time;

•	pursue swap opportunities with other radio station owners to build or enhance our market clusters; and

•	selectively acquire large-market AM stations serving attractive demographic groups with specialty programming.

Pending Transactions

      We have entered into agreements to purchase the following radio stations:

•	one AM radio station in Boston for approximately $6 million, subject to an upward adjustment of up to $2 million;

•	two AM radio stations in Miami-Ft. Lauderdale and one AM radio station in West Palm Beach, for a total purchase price of approximately $18 million; and

•	one FM and one AM radio station in Augusta for approximately $800,000.

      We expect the Boston and Miami-Ft. Lauderdale/ West Palm Beach acquisitions to close in the second quarter of 2000. We are unable to predict when the Augusta acquisitions will close due to pending disputes described in “Recently Completed and Pending Radio Broadcasting Transactions.”

      We have entered into a non-binding letter of intent to purchase one FM and five AM stations in various markets in the Northeast, including one AM station in Boston, for a total purchase price of approximately $18 million. We have additional non-binding letters of intent to purchase one AM station in the San Francisco area for approximately $6.5 million and one AM station in Atlanta for approximately $1.5 million. Because we have not signed definitive purchase agreements for any of these stations, we have not included them in our portfolio as described in this prospectus.

Our Principal Executive Offices

      Our principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, Florida 34103, and our telephone number is (941) 263-5000.

The Offering

Class A common stock offered	6,850,000 shares

Common stock to be outstanding
after the offering	7,252,068 shares of Class A common stock 17,021,373 shares of Class B common stock 24,273,441 shares of common stock

Voting rights	The Class A common stock and the Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes. The holders of our Class A common stock, voting as a single class, are entitled to elect two independent directors. Immediately following this offering, the Class B common stock will represent approximately 95.9% of the combined voting power of our common stock, approximately 95.4% if the underwriters exercise their overallotment option in full. All of our Class B common stock is owned by George G. Beasley, our Chairman and Chief Executive Officer, and members of his immediate family.

Conversion and transferability of
Class B common stock	Shares of Class B common stock are convertible at the option of the holder at any time into shares of Class A common stock on a one-for-one basis. Shares of Class B common stock convert automatically into shares of Class A common stock upon sale or transfer to persons or entities not related to George G. Beasley or members of his immediate family.

Proposed Nasdaq National Market
symbol	“BBGI”

      Class A common stock offered and common stock to be outstanding after the offering excludes up to 1,027,500 shares of Class A common stock that may be issued to cover over-allotments of shares.

      Common stock to be outstanding after the offering is as of the closing date. It excludes grants under our 2000 equity plan of options to purchase 2,500,000 shares of Class A common stock at the initial public offering price.

Summary Historical Combined Financial Information

      We have derived the summary historical financial information shown below for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 from our audited and unaudited combined financial statements included elsewhere in this prospectus.

      As you review the information contained in the following table and throughout this prospectus, you should note the following:

•	During the periods presented, we operated as a series of partnerships and subchapter S corporations under the Internal Revenue Code. Accordingly, we were not liable for federal and some state and local corporate income taxes, as we would have been if we had been treated as a subchapter C corporation. During these periods, our stockholders included our taxable income or loss in their federal and applicable state and local income tax returns. The pro forma amounts shown in the table reflect provisions for federal, state and local income taxes, applied to income (loss) before pro forma income taxes, as if we had been taxed as a subchapter C corporation. On the day prior to the date of this prospectus, our subchapter S status will terminate. On the date of this prospectus, we will reorganize all of our entities under a holding company that is a wholly-owned subsidiary of Beasley Broadcast Group, Inc., the newly formed subchapter C corporation that is issuing the Class A common stock offered by this prospectus.

•	For purposes of our historical financial statements, the term pro forma refers solely to the adjustments necessary to reflect our status as a subchapter C corporation for income tax purposes rather than a series of subchapter S corporations and partnerships.

•	Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, depreciation and amortization, equity appreciation rights expenses, impairment loss on long-lived assets and loss on committed contracts. For the periods shown in the following table, broadcast cash flow is unaffected by fees paid under local management and time brokerage agreements of $1,075,000 for the year ended December 31, 1996 and zero for subsequent periods. The fees are included in other non-operating income (expense).

•	Broadcast cash flow margin represents broadcast cash flow as a percentage of net revenues.

•	EBITDA consists of broadcast cash flow minus corporate general and administrative expenses.

•	Pro forma after-tax cash flow consists of pro forma net income (loss) minus net gains on sale of radio stations plus the following: loss on sale of radio stations depreciation and amortization, equity appreciation rights expense, impairment loss on long-lived assets, loss on committed contracts and deferred tax provision (or minus deferred income tax benefit).

•	No expense for equity appreciation rights has been recorded for the periods presented. We expect to record equity appreciation rights expense of approximately $430,000 in the fourth quarter of 1999 and approximately $1.2 million in the first quarter of 2000.

•	The as adjusted balance sheet data as of September 30, 1999 gives effect to:

•	our corporate reorganization and the related reduction of additional paid-in capital by $26,905,000 to establish the net deferred tax liability resulting from the termination of our subchapter S status;

•	the consummation of this offering at an assumed public offering price of $16.50 per share and the application of the net proceeds as described under “Use of Proceeds” and “Capitalization”;

•	our recent acquisitions in Atlanta and our pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta for an aggregate purchase price of approximately $34.8 million; and

•	distributions to stockholders for income taxes on income of entities comprising Beasley Broadcast Group for the 1999 tax year.

      Although broadcast cash flow, EBITDA and pro forma after-tax cash flow are not measures of performance or liquidity calculated in accordance with generally accepted accounting principles, we believe that these measures are useful to an investor in evaluating our performance. These measures are widely used in the broadcast industry to evaluate a radio company’s operating performance. However, you should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. In addition, because broadcast cash flow, EBITDA and pro forma after-tax cash flow are not calculated in accordance with generally accepted accounting principles, they are not necessarily comparable to similarly titled measures employed by other companies.

      The comparability of the historical financial information reflected below has been significantly affected by acquisitions and dispositions. You should read the summary financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

				Nine months ended
	Year ended December 31,			September 30,

	1996	1997	1998	1998	1999

	(in thousands, except per share data, shares outstanding
	and margin data)

Operating Data:

Net revenues	$62,413	$73,704	$81,433	$59,675	$67,452

Operating expenses:

Station operating expenses	42,163	52,938	59,070	43,721	49,377

Corporate general and administrative expenses	2,233	2,055	2,498	1,886	1,935

Depreciation and amortization	8,317	14,174	16,096	11,942	11,825

Equity appreciation rights expenses	—	—	—	—	—

Impairment loss on long-lived assets	—	4,124	—	—	—

Loss on committed contracts	—	—	—	—	5,730

Total operating expenses	52,713	73,291	77,664	57,549	68,867

Operating income (loss)	9,701	413	3,769	2,126	(1,415)

Other income (expense):

Interest expense	(9,340)	(13,606)	(13,602)	(10,251)	(9,962)

Other non-operating income (expense)	(2,025)	(408)	233	219	541

Gain (loss) on sale of radio stations	16,773	82,067	4,028	(328)	—

Total other income (expense)	5,408	68,053	(9,341)	(10,360)	(9,421)

Income (loss) before pro forma income taxes	15,108	68,466	(5,572)	(8,234)	(10,836)

Pro forma current income tax expense (benefit)	567	7,766	(3,845)	(4,450)	(3,658)

Pro forma deferred income tax expense(benefit)	5,318	18,741	1,760	1,320	(475)

Pro forma net income (loss)	$9,223	$41,959	$(3,487)	$(5,104)	$(6,703)

Pro forma basic and diluted net income (loss) per share	$0.53	$2.41	$(0.20)	$(0.29)	$(0.38)

Weighted average common shares outstanding — basic	17,423,441	17,423,441	17,423,441	17,423,441	17,423,441

Other Data:

Broadcast cash flow	$20,250	$20,766	$22,364	$15,953	$18,076

Broadcast cash flow margin	32%	28%	27%	27%	27%

EBITDA	$18,017	$18,711	$19,866	$14,067	$16,141

Pro forma after tax cash flow	6,085	(3,070)	10,343	8,486	10,377

Cash provided by (used in):

Operating activities	5,303	1,586	4,921	5,134	7,385

Investing activities	(66,300)	18,871	(12,527)	(9,368)	(2,021)

Financing activities	63,152	(17,052)	4,689	695	(4,366)

	As of
	September 30, 1999

		As
	Actual	Adjusted

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$5,758	$2,758

Intangible assets, net	141,086	184,843

Total assets	187,204	223,031

Long-term debt, including current installments	163,155	100,216

Net stockholders’ equity (deficit)	(4,790)	87,032

RISK FACTORS

      Investing in our Class A common stock involves risk. You should consider carefully the following risk factors, in addition to the other information contained in this prospectus, before purchasing shares of Class A common stock in this offering.

Risks Relating to Our Business

Our radio stations may not be able to compete effectively in their respective markets for advertising revenues, which could adversely affect our revenue and cash flow.

      We operate in a highly competitive business. A decline in our audience share or advertising rates in a particular market may cause a decline in the revenue and cash flow of our stations located in that market. Our radio stations compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media. These media include newspapers, magazines, network and cable television, outdoor advertising, direct mail and emerging media such as streaming audio delivered over the Internet.

      Our stations could suffer a reduction in ratings or advertising revenue and could incur increased promotional and other expenses if:

•	another radio station in a market were to convert its programming to a format similar to one of our stations; or

•	if a new station were to adopt a comparable format or if an existing competitor were to improve its audience share.

      Other radio broadcasting companies may enter into the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings and advertising revenues.

A downturn in the performance of our Miami-Ft. Lauderdale or Philadelphia stations could adversely affect our revenue and broadcast cash flow.

      A ratings decline or other operating difficulty in the performance of our stations in Miami-Ft. Lauderdale or Philadelphia could have a disproportionately adverse effect on our total revenue and broadcast cash flow. For the nine months ended September 30, 1999, approximately 43% of our net revenues and 38% of our broadcast cash flow came from our stations operating in the Miami-Ft. Lauderdale market. For the same period, approximately 20% of our net revenues and 19% of our broadcast cash flow came from our stations operating in the Philadelphia market. We have greater exposure to adverse events or conditions affecting the economy in these markets than would be the case if we were more geographically diverse.

We may not be successful in consummating future acquisitions, an important element of our business strategy, which could significantly impair our future growth.

      Radio broadcasting is a rapidly consolidating industry, with many companies seeking to consummate acquisitions and increase their market share. If we are unable to identify and consummate future acquisitions in markets where we have the opportunity to purchase additional stations, our ability to compete in those markets could be impaired. Moreover, to the extent securities analysts and investors anticipate that we will continue to grow through acquisitions, and we do not do so, our stock price could decline, perhaps substantially.

      We compete and will continue to compete with many other buyers for the acquisition of radio stations. Our acquisition strategy is subject to a number of risks, including:

•	competitors may be able to outbid us for acquisitions because they have greater financial resources;

•	required regulatory approvals may result in unanticipated delays in completing acquisitions;

•	we may not be successful in integrating acquisitions we may make; and

•	we may be required to raise additional financing to consummate future acquisitions and that financing may not be available to us on acceptable terms.

Our Chairman of the Board and Chief Executive Officer effectively controls Beasley Broadcast Group, and members of his immediate family also own a substantial equity interest in Beasley Broadcast Group. Their interests may conflict with yours.

      After this offering, George G. Beasley, our Chairman of the Board and Chief Executive Officer, generally will be able to control the vote on all matters submitted to a vote of stockholders. Without the approval of Mr. Beasley, we will be unable to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your shares over then current market prices. His shares of Class B Common Stock will represent approximately 82.9% of the total voting power of our common stock. Mr. Beasley also has employee stock options to purchase 487,500 shares of Class A common stock. Members of his immediate family will also own significant amounts of Class B common stock and, through employee stock options, Class A common stock. Mr. Beasley will be able to direct our management and policies, except with respect to those matters requiring a class vote under the provisions of our certificate of incorporation, bylaws or applicable law.

      Additionally, future related party transactions may not be on terms as favorable to us as could be obtained from unaffiliated parties. We have entered into significant transactions with George G. Beasley, members of his immediate family and affiliated entities. See “Certain Transactions.” Some of these transactions will be in effect after completion of the offering. For example, before the offering, Beasley Broadcast Group owned a number of radio towers used in the operation of our stations. These towers and related real estate assets are being transferred to a company owned by George G. Beasley and members of his immediate family. We will lease these towers on a going-forward basis, and therefore these operating assets will not be under our direct control.

We have the ability to incur a significant amount of debt, which may affect how we use our cash flow and impair our ability to respond to changes in competitive and economic conditions.

      We have the ability to incur indebtedness that is substantial in relation to our stockholders’ equity. If we incur a substantial amount of indebtedness, it could have several important consequences to the holders of Class A common stock, including, but not limited to, the following:

•	a substantial portion of our cash flow from operations could be dedicated to debt service;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes could be impaired;

•	our leveraged position and the covenants contained in our credit facility could limit our ability to compete, implement our acquisition strategy, make capital improvements and pay dividends; and

•	our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions compared to less leveraged companies.

      For a description of our credit facility and amounts available see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility.”

The covenants in our credit facility restrict our financial and operational flexibility, which could have an adverse affect on our results of operations.

      Our credit facility contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments or other restricted payments, swap or sell assets, issue equity or merge or consolidate. An event of default under our credit facility could allow the lenders to declare all amounts outstanding immediately due and payable. We have pledged substantially all of our combined assets and the stock of our subsidiaries to secure the debt under our credit facility. If the amounts outstanding under the credit facility were accelerated, the lenders could proceed against that collateral. Any event of default, therefore, could have a material adverse effect on our business.

      Our credit facility also requires us to maintain specified financial ratios. A failure to meet these financial ratios could result in an event of default. An event of default under our credit facility could allow the lenders to declare all amounts outstanding immediately due and payable. We also may incur future debt obligations which might subject us to restrictive covenants that could affect our financial and operational flexibility or subject us to other events of default.

Our business depends on the efforts of key personnel and the loss of any one of them could have a material adverse effect on our business.

      Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key employees, including George G. Beasley, our Chairman of the Board and Chief Executive Officer. Mr. Beasley is 67 years old. We believe that the unique combination of skills and experience possessed by Mr. Beasley would be difficult to replace and that the loss of Mr. Beasley’s expertise could impair our ability to execute our acquisition and operating strategies.

Risks Relating to Our Industry

The radio broadcasting industry faces many unpredictable business risks that could have a material adverse effect on our advertising revenues.

      Our future operations are subject to many business risks, including those risks that specifically influence the radio broadcasting industry, which could have a material adverse effect on our business including:

•	shifts in population, demographics or audience tastes;

•	the level of competition for advertising revenues with other radio stations, television stations and other entertainment and communications media; and

•	changes in governmental regulations and policies and actions of federal regulatory bodies, including the Internal Revenue Service, United States Department of Justice, the Federal Trade Commission and the Federal Communications Commission.

      We believe that advertising is a discretionary business expense, meaning that spending on advertising tends to decline disproportionately during economic recession or downturn as compared to other types of business spending. Consequently, a recession or downturn in the United States economy or the economy of an individual geographic market in which we own or operate radio stations would likely adversely affect our advertising revenues and therefore, our results of operations.

We may not remain competitive if we do not respond to the rapid changes in technology, standards and services that characterize our industry.

      The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies and services. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies and services are being developed or introduced and we describe them in “Business — Competition; Changes in Broadcasting Industry.” Competition arising from new technologies or regulatory change may have a negative effect on the radio broadcasting industry or on our company.

If we are not able to obtain regulatory approval for our acquisitions, our future growth may be impaired.

      An important part of our growth strategy is the acquisition of additional radio stations. We may not be able to complete all the acquisitions that we may agree to make. Radio station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. Also, the FCC has announced new procedures to review proposed radio broadcasting transactions even if the proposed acquisition otherwise complies with the FCC’s ownership limitations.

      Additionally, since the passage of the Telecommunications Act of 1996, the U.S. Department of Justice has become more involved in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly concerned when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. Recently, the Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue.

A denial in the renewal of any of our federally issued operating licenses could negatively affect our results of operations.

      We must comply with extensive FCC regulations and policies in the ownership and operation of our radio stations, including renewing our licenses. The FCC may not approve our future renewal applications or those license renewals may include conditions or qualifications that limit our operating flexibility. In either event, our revenue and cash flow would suffer materially.

Risks Relating to the Trading Market for our Class A Common Stock

Future sales of our Class A common stock could adversely affect its market price.

      The market price for our Class A common stock could fall substantially if our stockholders who hold restricted shares of common stock sell large amounts of shares of Class A common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity related securities in the future. See “Shares Eligible for Future Sale.”

It may be difficult to take over Beasley Broadcast Group and that could adversely affect the price of our Class A common stock.

      George G. Beasley effectively controls the decision whether a change of control of Beasley Broadcast Group will occur. Moreover, some provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire control of us, even if a change of control could be beneficial to you. In addition, the Communications Act and FCC rules and policies limit the number of stations that one individual or entity can own, directly or by attribution, in a market. FCC approval for transfers of control of FCC licensees and assignments of FCC licenses are also required. Because of the limitations and restrictions imposed on us by these provisions and regulations, the trading price of our Class A common stock could be adversely affected.

There may not be an active market for our Class A common stock, making it difficult for you to sell your stock.

      Following our initial public offering, our stock may not be actively traded. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. We will determine the offering price of our Class A common stock through negotiations with the underwriters. The initial public offering price may bear no relationship to the price at which the Class A common stock will trade upon completion of this offering.

      Historically, stock prices and trading volumes for newly public companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This market volatility could depress the price of our Class A common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Information included in this prospectus may contain forward-looking statements. Forward-looking statements are not statements of historical facts, but rather reflect our current expectations concerning future results and events. We generally use the words “believes,” “expects,” “intends,” “plans,” “anticipates,” “likely,” “will” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control. These factors could cause actual results to differ materially from those forecast or anticipated in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to the factors described in “Risk Factors.”

      You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update these statements or publicly release the result of any revisions to these statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

      The net proceeds to us, based on an assumed public offering price of $16.50 per share, are estimated to be approximately $104.4 million, or approximately $120.2 million if the underwriters exercise their over-allotment option in full. This amount is after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      We estimate that we will use approximately $60.4 million of the net proceeds from the offering to reduce borrowings outstanding under our credit facility. We will also use approximately $44.0 million of the net proceeds from the offering to repay indebtedness we owe to members of the Beasley family and affiliated companies. That $44.0 million payment is net of the repayment to us at the closing of approximately $9.7 million of indebtedness owed to us by members of the Beasley family, including approximately $1.0 million of accrued and unpaid interest.

      As of December 31, 1999, we would have had an outstanding balance under our credit facility of approximately $101.2 million and availability under our credit facility of $48.7 million for future acquisitions and other corporate purposes after giving effect to:

•	the Atlanta acquisitions;

•	the pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta;

•	the repayment of all indebtedness we owe to members of the Beasley family and affiliated companies and the repayment of all indebtedness affiliates owe to us; and

•	the application of a portion of the net proceeds from the offering to reduce borrowings outstanding under our credit facility.

      On December 31, 1999, the weighted average annual interest rate applicable to our credit facility was approximately 8.625%. The credit facility expires on December 31, 2006.

      The obligations we owe to Mr. Beasley and affiliated companies bear interest at rates ranging from zero to 9.25% per year and either mature in 2004 or are payable on demand. For a more detailed description, see “Certain Transactions.”

DIVIDEND POLICY

      From time to time, the various subchapter S corporations and partnerships comprising Beasley Broadcast Group have made cash distributions to their equity holders. Following the offering, as a public company, we expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. Moreover, our credit facility prohibits us from paying dividends, except in limited circumstances.

DILUTION

      Purchasers of the Class A common stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by the purchasers of the shares of Class A common stock will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined. As of September 30, 1999, we had a deficit in pro forma net tangible book value of $210,581,000 or $12.28 per share after giving effect to the completed and pending acquisitions, our corporate reorganization and distributors to shareholders for income taxes described elsewhere in this prospectus, but excluding this offering. Assuming the sale of 6,850,000 shares at an initial public offering price of $16.50 per share and deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 1999 would have been a deficit of $97,811,000 or $4.08 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $8.20 per share and an immediate dilution to new investors of $20.58 per share. The following table illustrates this per share dilution:

		Per
		Share

Assumed initial public offering price		$16.50

Pro forma net negative tangible book value before this offering	$(12.28)

Increase in net tangible book value per share attributable to this offering	8.20

Pro forma net negative tangible book value after this offering		(4.08)

Dilution to new investors		$20.58

      The following table summarizes, on an as adjusted basis as of September 30, 1999:

•	the number of shares of common stock purchased from us;

•	the estimated value of the total consideration paid for or attributed to that common stock; and

•	the average price per share paid by or attributable to existing stockholders and the new investors purchasing shares in this offering at an assumed initial offering price of $16.50 per share.

	Shares of Common				Average Price
	Stock Purchased		Total Consideration		Per Share of
					Common
	Number	Percent	Amount	Percent	Stock

Existing Stockholders	17,423,441	71.8%	$3,884,000	3.3%	$0.22

New Investors	6,850,000	28.2	113,025,000	96.7	$16.50

Total	24,273,441	100.0%	$116,909,000	100.0%

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 1999 on an actual basis and on an as adjusted basis giving effect to:

•	our corporate reorganization and the related reduction of additional paid-in capital by $26,905,000 to establish the net deferred tax liability resulting from the termination of our subchapter S status;

•	the consummation of this offering at an assumed public offering price of $16.50 per share and the application of the net proceeds as follows:

•	approximately $60.4 million to reduce borrowings under the credit facility;

•	approximately $44.0 million to repay indebtedness to members of the Beasley family and affiliated companies, which is net of approximately $9.7 million of indebtedness owed to us by affiliates, including approximately $1.0 million of accrued and unpaid interest, being repaid to us at closing;

•	our recent acquisitions in Atlanta and our pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta for an aggregate purchase price of approximately $34.8 million; and

•	distributions to stockholders for income taxes on income of entities comprising Beasley Broadcast Group for the 1999 tax year.

      This table should be read in conjunction with the combined financial statements and the related notes included elsewhere in this prospectus. You should also refer to “Use of Proceeds,” “Corporate Reorganization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 1999

	Actual	As Adjusted

	(in thousands)

Cash and cash equivalents	$5,758	$2,758

Short-term debt to related parties	6,657	—
Long-term debt, including current portion and related party debt

Credit facility	125,880	100,216

Long-term debt to related parties	37,276	—

Net stockholders’ equity of combined companies	(4,790)	—

Preferred stock	—	—

Class A common stock	—	7

Class B common stock	—	17

Additional paid-in capital	—	87,008

Net stockholders’ equity (deficit)	(4,790)	87,032

Total capitalization	$165,023	$187,248

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

      We have derived the selected historical financial information shown below for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 from our audited and unaudited combined financial statements included elsewhere in this prospectus. We have derived the selected historical financial information shown below for the years ended December 31, 1994 and 1995 from our audited financial statements, which are not included in this prospectus.

      As you review the information contained in the following table and throughout this prospectus, you should note the following:

•	During the periods presented, we operated as a series of partnerships and subchapter S corporations under the Internal Revenue Code. Accordingly, we were not liable for federal and some state and local corporate income taxes, as we would have been if we had been treated as a subchapter C corporation. During these periods, our stockholders included our taxable income or loss in their federal and applicable state and local income tax returns. The pro forma amounts shown in the table reflect provisions for federal, state and local income taxes, applied to income (loss) before pro forma income taxes, as if we had been taxed as a subchapter C corporation. On the day prior to the date of this prospectus, our subchapter S status will terminate. On the date of this prospectus, we will reorganize all of our entities under a holding company that is a wholly-owned subsidiary of Beasley Broadcast Group, Inc. This entity is the newly formed subchapter C corporation that is issuing the Class A common stock offered by this prospectus.

•	For purposes of our historical financial statements, the term pro forma refers solely to the adjustments necessary to reflect our status as a subchapter C corporation for income tax purposes rather than a series of subchapter S corporations and partnerships.

•	Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, depreciation and amortization, equity appreciation rights expense, impairment loss on long-lived assets and loss on committed contracts. For the periods shown in the following table, broadcast cash flow is unaffected by local management and time brokerage agreements of $1,075,000 for the fiscal year ended December 31, 1996 and zero for other periods. The fees are included in other non-operating income (expense).

•	Broadcast cash flow margin represents broadcast cash flow as a percentage of net revenues.

•	EBITDA consists of broadcast cash flow minus corporate general and administrative expenses.

•	Pro forma after-tax cash flow consists of pro forma net income (loss) minus net gains on sale of radio stations plus the following: loss on sale of radio stations, depreciation and amortization, equity appreciation rights expenses, impairment loss on long-lived assets, loss on committed contracts and deferred tax provision (or minus deferred income tax benefit).

•	No expense for equity appreciation rights has been recorded for the periods presented other than the year December 31, 1994. We expect to record equity appreciation rights expense of approximately $430,000 in the fourth quarter of 1999 and approximately $1.2 million in the first quarter of 2000.

      Although broadcast cash flow, EBITDA and pro forma after-tax cash flow are not measures of performance or liquidity calculated in accordance with generally accepted accounting principles, we believe that these measures are useful to an investor in evaluating our performance. These measures are widely used in the broadcast industry to evaluate a radio company’s operating performance. However, you should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. In addition, because broadcast cash flow, EBITDA and pro forma after-tax cash flow are not calculated in accordance with generally accepted accounting principles, they are not necessarily comparable to similarly titled measures employed by other companies.

      The comparability of the historical financial information reflected below has been significantly affected by acquisitions and dispositions. You should read the selected financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

						Nine months ended
	Year ended December 31,					September 30,

	1994	1995	1996	1997	1998	1998	1999

	(in thousands except per share data, shares outstanding and margin data)

Operating Data:

Net revenues	$25,185	$47,489	$62,413	$73,704	$81,433	$59,675	$67,452

Operating expenses:

Station operating expenses	19,527	33,076	42,163	52,938	59,070	43,721	49,377

Corporate general and administrative expenses	1,243	2,124	2,233	2,055	2,498	1,886	1,935

Depreciation and amortization	6,936	8,361	8,317	14,174	16,096	11,942	11,825

Equity appreciation rights expenses	10,000	—	—	—	—	—	—

Impairment loss on long-lived assets	—	—	—	4,124	—	—	—

Loss on committed contracts	—	—	—	—	—	—	5,730

Total operating expenses	37,706	43,561	52,713	73,291	77,664	57,549	68,867

Operating income (loss)	(12,521)	3,928	9,701	413	3,769	2,126	(1,415)

Other income (expense):

Interest expense	(4,107)	(8,345)	(9,340)	(13,606)	(13,602)	(10,251)	(9,962)

Other non-operating income (expense)	(31)	(5)	(2,025)	(408)	233	219	541

Gain (loss) on sale of radio stations	84,458	121	16,773	82,067	4,028	(328)	—

Total other income (expense)	80,320	(8,229)	5,408	68,053	(9,341)	(10,360)	(9,421)

Income (loss) before pro forma income taxes	67,799	(4,301)	15,108	68,466	(5,572)	(8,234)	(10,836)

Pro forma current income tax expense (benefit)	504	(3,302)	567	7,766	(3,845)	(4,450)	(3,658)

Pro forma deferred income tax expense (benefit)	25,696	1,657	5,318	18,741	1,760	1,320	(475)

Pro forma net income (loss)	$41,599	$(2,656)	$9,223	$41,959	$(3,487)	$(5,104)	$(6,703)

Pro forma basic and diluted net income (loss) per share	2.39	(0.15)	0.53	2.41	(0.20)	(0.29)	(0.38)

Weighted average common shares outstanding — basic	17,423,441	17,423,441	17,423,441	17,423,441	17,423,441	17,423,441	17,423,441

Other Data:

Broadcast cash flow	$5,658	$14,413	$20,250	$20,766	$22,364	$15,953	$18,076

Broadcast cash flow margin	22%	30%	32%	28%	27%	27%	27%

EBITDA	$4,415	$12,289	$18,017	$18,711	$19,866	$14,067	$16,141

Pro forma after tax cash flow	(227)	7,241	6,085	(3,070)	10,343	8,486	10,377

Cash provided by (used in):

Operating activities	$(4,501)	$1,149	$5,303	$1,586	$4,921	$5,134	$7,385

Investing activities	75,111	2,462	(66,300)	18,871	(12,527)	(9,368)	(2,021)

Financing activities	(70,237)	(4,347)	63,152	(17,052)	4,689	695	(4,366)

	As of December 31,					As of
						September 30,
	1994	1995	1996	1997	1998	1999

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$2,854	$2,118	$4,273	$7,678	$4,760	$2,758

Intangible assets, net	40,717	38,214	100,442	145,487	151,048	141,086

Total assets	71,176	66,723	145,707	194,747	197,958	184,204

Long-term debt, including current installments	96,443	97,370	155,149	152,644	163,285	163,155

Net stockholders’ equity (deficit)	(33,475)	(42,790)	(25,703)	21,425	10,903	(7,790)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion together with the financial statements and related notes included elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

General

      A radio broadcasting company derives its revenues primarily from the sale of broadcasting time to local and national advertisers. The advertising rates that a radio station is able to charge and the number of advertisements that can be broadcast without jeopardizing listener levels largely determine those revenues. Advertising rates are primarily based on three factors:

•	a radio station’s audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company;

•	the number of radio stations in the market competing for the same demographic groups; and

•	the supply of and demand for radio advertising time.

      For the nine months ended September 30, 1999, we generated 72.9% of our revenues from local advertising, which is sold primarily by each individual local radio station’s sales staff. For that same period, we generated 19.5% of our revenues from national spot advertising, which is purchased through independent, national advertising sales representatives by customers that want to advertise nationwide. We generated the balance of our revenues principally from promotional events and sales to broadcasting networks that purchase commercial airtime.

      We include revenues recognized under a time brokerage agreement or similar sales agreement for radio stations operated by us before acquiring the radio stations in net revenues, while we reflect operating expenses associated with these radio stations in station operating expenses. Consequently, there is no difference in the method of revenue and operating expense recognition between a radio station operated by us under a time brokerage agreement or similar sales agreement and a radio station owned and operated by us. For the periods discussed below, revenues and operating expenses under time brokerage agreements or similar sales agreements were not material for years subsequent to 1996. Since 1997, we have not operated any stations under time brokerage agreements or other similar sales agreements.

      Several factors may adversely affect a radio broadcasting company’s performance in any given period. In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenues are lowest in the first calendar quarter of the year. We generally incur advertising and promotional expenses to increase listenership and Arbitron ratings. However, because Arbitron reports ratings quarterly in most of our markets, any increased ratings, and therefore increased advertising revenues, tend to lag behind the incurrence of advertising and promotional spending.

      In the broadcasting industry, radio stations often utilize trade or barter agreements to reduce expenses by exchanging advertising time for goods or services. In order to maximize cash revenue from our spot inventory, we minimize our use of trade agreements and during the past five years have held barter revenues under 5% of our gross revenues and barter related broadcast cash flow under 3% of our broadcast cash flow.

      We calculate same station results by comparing the performance of radio stations operated by us at the end of a relevant period to the performance of those same stations, whether or not operated by us, in the prior year’s corresponding period, excluding the effect of barter revenues and expenses. Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, depreciation and amortization, equity appreciation rights expense, impairment loss on long-lived assets and loss on committed contracts and may not be comparable to similarly titled measures employed by other companies. Same station broadcast cash flow is the broadcast cash flow of the radio stations included in our same station calculations.

      For purposes of the following discussion, pro forma net income represents historical income before income taxes and extraordinary item adjusted as if we were treated as a subchapter C corporation during all relevant periods at an effective tax rate of 38%, applied to income before income taxes and extraordinary items.

Results of Operations

      After this offering, several factors are expected to affect our results of operations that have not affected our results of operations during the nine months ended September 30, 1999, the nine months ended September 30, 1998 or the three years ended December 31, 1998. First, before the completion of the offering, we expect to redeem, for cash, equity appreciation rights previously granted to some of our station managers, as we do not believe this form of compensation is well-suited to public companies. In connection with this redemption, we expect to record an expense of approximately $430,000 in the fourth quarter of 1999 and approximately $1.2 million in the first quarter of 2000 when the contingencies are resolved. Second, in connection with the reorganization, our net stockholders’ equity will be reduced by approximately $26.9 million to establish the net deferred tax liability resulting from the termination of our subchapter S status. Finally, corporate general and administrative expenses are likely to increase as we incur the additional reporting and compliance costs of operating as a public company.

  Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

      Net Revenue. Net revenue increased 13.0% to $67.5 million for the nine months ended September 30, 1999 from $59.7 million for the comparable 1998 period. The increase was mainly attributable to revenue growth at most of our radio stations, especially in the Miami-Ft. Lauderdale market, which resulted primarily from improved selling efforts and radio advertising market growth. In addition, approximately $1.4 million of the increase was attributable to the inclusion, during the entire period, of operating results from the stations we acquired in 1998. On a same station basis, net revenues increased 12.3% to $64.3 million for the nine months ended September 30, 1999 from $57.2 million for the comparable 1998 period.

      Station Operating Expenses. Station operating expenses increased 12.9% to $49.4 million for the nine months ended September 30, 1999 from $43.7 million for the comparable 1998 period. The increase was mainly attributable to the introduction of additional news programming at WWDB-FM, in Philadelphia, and increased rights fees associated with our contracts to broadcast Miami sports teams. In addition, approximately $552,000 of the increase was attributable to the inclusion, during the entire period, of operating results from the stations we acquired in 1998. On a same station basis, station operating expenses increased 10.8% to $45.7 million for the nine months ended September 30, 1999 from $41.3 million for the comparable 1998 period.

      Corporate General and Administrative Expenses. Corporate general and administrative expenses remained constant at $1.9 million for the nine months ended September 30, 1999 and September 30, 1998.

      Depreciation and Amortization. Depreciation and amortization decreased 0.9% to $11.8 million for the nine months ended September 30, 1999 from $11.9 million for the comparable 1998 period. The decrease was attributable to the net impact of divestitures and acquisitions of radio stations completed during the periods.

      Loss on Committed Contracts. In the third quarter of 1999, we accrued a loss of $5.7 million as a result of a write-down of the sports broadcasting rights contracts at WQAM-AM in the Miami-Ft.

Lauderdale market. This write-down was based on management’s estimate of projected revenues and expenses over the remaining life of the contracts, the last of which expires in 2002.

      Interest Expense. Interest expense decreased 2.8% to $10.0 million for the nine months ended September 30, 1999 from $10.3 million for the comparable 1998 period. The decrease was attributable to a reduction in interest rates for the period, partially offset by a higher debt balance.

      Broadcast Cash Flow. Broadcast cash flow increased 13.3% to $18.1 million for the nine months ended September 30, 1999 from $16.0 million for the comparable 1998 period. The increase was mainly attributable to revenue growth at most of our radio stations, partially offset by increased operating expenses. In addition, approximately $839,000 of the increase was attributable to the inclusion, during the entire period, of operating results from the stations acquired in 1998. On a same station basis, broadcast cash flow increased 16.2% to $18.6 million for the nine months ended September 30, 1999 from $16.0 million for the comparable 1998 period.

      Income (Loss) Before Pro Forma Income Taxes. Loss before pro forma income taxes increased 31.6% to $10.8 million for the nine months ended September 30, 1999 from a $8.2 million loss for the comparable 1998 period. The increased loss was mainly attributable to the loss on committed contracts accrued on the sports broadcasting rights contracts in the Miami-Ft. Lauderdale market.

      Pro Forma Net Income (Loss). Pro forma net loss increased 31.3% to $6.7 million for the nine months ended September 30, 1999 from a $5.1 million loss for the comparable 1998 period. The increased loss was mainly attributable to the loss on committed contracts accrued on the sports broadcast rights contracts in Miami and takes into account pro forma income taxes, or tax benefits, as if we had been a subchapter C corporation for both periods.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Net Revenue. Net revenue increased 10.5% to $81.4 million for 1998 from $73.7 million for 1997. Approximately $6.8 million of the increase was attributable to the inclusion, during the entire period, of operating results from the stations acquired in 1998. The increase was also attributable to revenue growth at some of our radio stations, especially in the Miami-Ft. Lauderdale market. On a same station basis, net revenues increased 10.5% to $77.8 million for 1998 from $70.4 million for 1997.

      Station Operating Expenses. Station operating expenses increased 11.6% to $59.1 million for 1998 from $52.9 million for 1997. Approximately $5.9 million of the increase was attributable to the inclusion during the entire period of operating results from the radio stations acquired in 1997. The increase was also attributable to the introduction of additional news programming at WWDB-FM, the increased rights fees associated with our contracts to broadcast Miami sports teams and the addition of Neil Rogers, a top ranked personality in the Miami-Ft. Lauderdale market to our programming line-up at WQAM-AM. On a same station basis, station operating expenses increased 11.8% to $54.9 million for 1998 from $49.1 million for 1997.

      Corporate General and Administrative Expenses. Corporate general and administrative expenses increased 21.6% to $2.5 million for 1998 from $2.1 million for 1997. The increase was mainly attributable to higher administrative expenses associated with supporting our growth.

      Depreciation and Amortization. Depreciation and amortization increased 13.6% to $16.1 million for 1998 from $14.2 million for 1997. The increase was mainly attributable to radio station acquisitions in 1998.

      Interest Expense. Interest expense remained constant at $13.6 million for 1998 and 1997. This was attributable to a reduction in the interest rate charged on our credit facility as a result of more favorable terms, offset by a higher debt balance due to borrowings to fund acquisitions.

      Broadcast Cash Flow. Broadcast cash flow increased 7.7% to $22.4 million for 1998 from $20.8 million for 1997. Approximately $900,000 of the increase was attributable to the inclusion, during the entire period, of operating results from the stations acquired in 1997. The increase was also attributable to revenue growth at most of our radio stations, in particular WQAM-AM and WKIS-FM in the Miami-Ft. Lauderdale market. On a same station basis, broadcast cash flow increased 7.6% to $22.9 million for 1998 from $21.3 million for 1997.

      Gain (Loss) on Sale of Radio Stations. We recognized a gain on sale of radio stations of $4.0 million for 1998 primarily as a result of the sale of two radio stations, KAAY-AM in Little Rock, Arkansas and WEWO-AM in Fayetteville, North Carolina, for a total of approximately $5.2 million. In 1997, we sold WDAS-AM/ FM in Philadelphia for approximately $100 million, for which we recognized a gain of $82.1 million.

      Income (Loss) Before Pro Forma Income Taxes. We experienced a loss before pro forma income taxes of $5.6 million for 1998 versus income of $68.5 million for 1997. The difference between 1998 and 1997 is mainly attributable to the recognition of an $82.1 million gain on sale of radio stations in 1997. Excluding gains on sales of radio stations, loss before pro forma income taxes would have been $9.6 million for 1998 and $13.6 million for 1997.

      Pro Forma Net Income (Loss). Pro forma net loss for 1998 was $3.5 million compared to pro forma net income of $42.0 million for 1997. The change was mainly attributable to the reduction of the gain on the sale of radio stations and taking into account pro forma income taxes or tax benefits.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      Net Revenue. Net revenue increased 18.1% to $73.7 million for 1997 from $62.4 million for 1996. The increase was partly attributable to revenue growth at some of our radio stations, especially in the Miami-Ft. Lauderdale market, partially offset by a decline in revenues from the Philadelphia market. In addition, approximately $8.3 million of the increase was attributable to the inclusion, during the entire period, of operating results from the stations acquired in 1996. On a same station basis, net revenues increased 15.0% to $68.0 million for 1997 from $59.2 million for 1996.

      Station Operating Expenses. Station operating expenses increased 25.6% to $52.9 million for 1997 from $42.2 million for 1996. Approximately $5.2 million of the increase was attributable to the inclusion, during the entire period, of operating results from the stations acquired in 1996. The increase was also attributable to the addition of our contracts to broadcast Miami sports teams. On a same station basis, station operating expenses increased 28.0% to $47.8 million for 1997 from $37.3 million for 1996.

      Corporate General and Administrative Expenses. Corporate general and administrative expenses decreased 8.0% to $2.1 million for 1997 from $2.2 million for 1996.

      Depreciation and Amortization. Depreciation and amortization increased 70.4% to $14.2 million for 1997 from $8.3 million for 1996. The increase was mainly attributable to the radio station acquisitions in 1997.

      Impairment Loss on Long-Lived Assets. In 1997, we recognized an impairment loss on long-lived assets of $4.1 million, resulting from a write down of our building in the Los Angeles area during that period.

      Interest Expense. Interest expense increased 45.7% to $13.6 million for 1997 from $9.3 million for the 1996. This increase was primarily attributable to an increase in borrowings to finance acquisitions.

      Broadcast Cash Flow. Broadcast cash flow increased 2.6% to $20.8 million for 1997 from $20.3 million for 1996. Approximately $3.1 million of the increase was attributable to the inclusion,

during the entire period, of operating results from the stations acquired in 1997. The increase was also attributable to revenue growth at most of our radio stations, partially offset by increased operating expenses. On a same station basis, broadcast cash flow decreased 7.2% to $20.3 million for 1997 from $21.9 million for 1996. The decrease was mainly attributable to the introduction of additional news programming changes at WWDB-FM in Philadelphia and a reduction in ratings and revenues at WXTU-FM in Philadelphia.

      Gain (Loss) on Sale of Radio Stations. Net gain on sale of radio stations was $82.1 million for 1997 versus a gain of $16.8 million for 1996. The increase was mainly attributable to the sale of WDAS-AM/ FM in Philadelphia for approximately $100 million in 1997.

      Income (Loss) Before Pro forma Income Taxes. Income before pro forma income taxes was $68.5 million for 1997 versus $15.1 million in 1996. The increase was mainly attributable to the gain on sale of WDAS-FM in Philadelphia.

      Pro Forma Net Income (Loss). Pro forma net income was $42.0 million for 1997 versus $9.2 million for 1996, which was mainly attributable to the gain on sale of WDAS-FM in Philadelphia.

Liquidity and Capital Resources

      Overview. Historically, we have used a significant portion of our liquidity to consummate acquisitions. These acquisitions have been funded from one or a combination of the following sources:

•	our credit facility;

•	disposing of radio stations in transactions which are intended to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code;

•	internally-generated cash flow; and

•	advances to us from George G. Beasley, members of his family and affiliated entities.

      Other liquidity needs have been for debt service, working capital, distributions to equity holders and general corporate purposes, including capital expenditures. In the future, we expect that our principal liquidity requirements will be for working capital and general corporate purposes, including acquisitions of additional radio stations. We expect to finance future acquisitions through a combination of bank borrowings and internally generated funds.

      We intend to use approximately $60.4 million of the net proceeds from this offering to pay down debt on our credit facility, which will increase the availability of cash to fund future acquisitions, including the pending acquisitions, and other general corporate purposes. We will also use approximately $44.0 million of the proceeds of this offering to repay the indebtedness owed to our Chairman and Chief Executive Officer, George G. Beasley, and affiliated companies. That $44.0 million payment is net of the repayment at the closing of this offering of approximately $9.7 million owed to us by members of the Beasley family.

      As of September 30, 1999, we held $5.8 million in cash and cash equivalents and had $24.8 million in availability under our credit facility. We have four pending acquisitions with an aggregate purchase price of $34.8 million. We believe that the net proceeds from this offering, together with the cash available from operations as well as the availability from our credit facility should be sufficient to permit us to meet our financial obligations for at least the next twelve months. Under our credit facility, we can currently borrow up to $150.0 million, subject to compliance with financial ratios and covenants. After the offering, we intend to re-negotiate our credit facility to obtain additional borrowing capacity to fund future acquisitions and any working capital needs.

      Net Cash Provided by (Used in) Operating Activities. Net cash provided by operating activities was $7.4 million and $5.1 million for the nine months ended September 30, 1999 and September 30,

1998, respectively. The increase of approximately $2.3 million was primarily due to the increase in revenues, from $59.7 million to $67.5 million.

      Net cash provided by operating activities was $4.9 million and $1.6 million for the year ended December 31, 1998 and 1997, respectively. The increase of approximately $3.3 million from 1997 to 1998 was primarily a result of the increase in revenues, from $73.7 million to $81.4 million.

      Net cash provided by operating activities was $1.6 million and $5.3 million for the year ended December 31, 1997 and 1996, respectively. The decrease of approximately $3.7 million from 1996 to 1997 was primarily a result of an increase in program rights paid from $2.8 million in 1996 to $6.3 million in 1997.

      Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities was $2.0 million and $9.4 million for the nine months ended September 30, 1999 and September 30, 1998, respectively. The decrease of $7.4 million of net cash used was primarily a result of the use of $11.0 million for the acquisitions of WJBX-FM and WJST-FM made during the nine month period ended September 30, 1998. No acquisitions were made during the nine month period ended September 30, 1999.

      Net cash used in investing activities was $12.5 million for the year ended December 31, 1998 compared with net cash provided by investing activities of $18.9 million for the year ended December 31, 1997. The increase of $31.4 million of net cash used was primarily a result of the use of approximately $19 million for the acquisitions of WJBX-FM, WJST-FM and WTMR-AM in 1998, partially offset by the net proceeds of $5.15 million from the sale of KAAY-AM and WEWO-AM in 1998. In 1997, we used $77.7 million of cash to acquire six stations, which was offset by the proceeds of $103.5 million from the sale of WDAS-AM/FM, WEGX-FM, WDSC-AM and WTSB-AM.

      Net cash provided by investing activities was $18.9 million for the year ended December 31, 1997 compared with net cash used in investing activities of $66.3 million for the year ended December 31, 1996. The increase of $85.2 million of net cash provided by investing activities was a result of the sale of WDAS-AM/FM, WEGX-FM and WDSC-AM for $103.5 million, offset by the acquisition of six stations for $77.7 million in 1997. In 1996, we used $79.6 million of cash to acquire six stations in 1996, which was offset by the proceeds of $20.7 million from the sale of one station in 1996.

      Net Cash Provided (Used in) by Financing Activities. Net cash used in financing activities was $4.4 million for the nine months ended September 30, 1999 and net cash provided by financing activities was $695,000 for the nine months ended September 30, 1998. This increase of net cash used of $5.1 million was attributable to stockholder distributions of $4.3 million made during the nine month period ended September 30, 1999 that was not offset by additional borrowings. During the same period in 1998, we had stockholder distributions of $6.0 million that were offset by cash from additional borrowings.

      Net cash provided by financing activities was $4.7 million for the year ended 1998 compared to net cash used in financing activities of $17.1 million for 1997. The increase of net cash provided of $21.8 million from 1997 to 1998 was primarily a result of lower stockholder distributions of $6.0 million, offset by cash from additional borrowings during 1998. In 1997, we had stockholder distributions of $20.6 million that were not offset by additional borrowings.

      Net cash used in financing activities was $17.1 million for the year ended 1997 compared to net cash provided by financing activities of $63.2 million for 1996. The increase of cash used of $80.3 million from 1996 to 1997 was partially attributable to stockholder distributions of $20.6 million made in 1997 versus $11.6 million in 1996. The like-kind exchange of WJHM-FM for WKIS-FM in

1996 also generated $18.1 million in capital contributions compared to a capital contribution of $2.7 million generated from the like kind exchange of WEGX-FM/WDSC-AM in 1997.

      Credit Facility. On August 11, 1999, we entered into an amendment to our credit agreement with the Bank of Montreal, Chicago Branch, as agent, and with our syndicate of commercial lenders. The amendment to our credit agreement provides for a maximum revolving loan and letter of credit commitment of $150.0 million. In accordance with the agreement, the maximum commitment will begin to reduce quarterly on September 30, 2000.

      As of December 31, 1999, we would have had an outstanding balance under our credit facility of approximately $101.3 million and availability under our credit facility of $48.7 million for future acquisitions and other corporate purposes. These amounts are after giving effect to:

•	the Atlanta acquisitions;

•	the pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta;

•	the repayment of all indebtedness we owe to Mr. Beasley and affiliated companies and the repayment of all indebtedness affiliates owe to us; and

•	the application of a portion of the net proceeds from the offering to reduce borrowings outstanding under our credit facility.

      At December 31, 1999, the weighted average annual interest rate applicable to our credit facility was approximately 8.625%. The credit facility expires on December 31, 2006.

      We must pay to Bank of Montreal, Chicago Branch, as agent, on a quarterly basis, an unused commitment fee. The commitment fee is a maximum of 0.5% multiplied by the average of the daily excess of the maximum revolving loan and letter of credit commitment, currently $150.0 million, over the outstanding principal balance and letter of credit usage for the preceding quarter. For the year ended December 31, 1999, our unused commitment fee was approximately $96,000.

      The current credit facility prohibits us from paying cash dividends and restricts our ability to make other distributions with respect to our capital stock. The credit facility also contains other customary restrictive covenants. These covenants limit our ability to:

•	incur additional indebtedness and liens;

•	enter into certain investments or joint ventures;

•	consolidate, merge or effect asset sales;

•	make overhead expenditures;

•	enter sale and lease-back transactions;

•	sell or discount accounts receivable;

•	enter into transactions with affiliates or stockholders;

•	sell, assign, pledge, encumber or dispose of capital stock; or

•	change the nature of our business.

      We are also required to satisfy financial covenants, which require us to maintain specified financial ratios and to comply with financial tests, such as ratios for minimum interest coverage, minimum fixed charges and maximum total debt. These financial covenants include:

•	Minimum Interest Coverage Test. Our operating cash flow for any four consecutive quarters must be at least twice the amount of our cash interest expense.

•	Minimum Fixed Charges Test. Our operating cash flow for any four consecutive quarters must be at least 1.10 times our fixed charges.

•	Maximum Total Debt Test. For the period through June 30, 2000, our total debt as of the last day of a fiscal quarter must not exceed 5.75 times our operating cash flow for the four quarter period ending on that day. For the period of July 1, 2000 through December 31, 2001, the required maximum ratio is 5.5 times. For each twelve-month period after December 31, 2001, the maximum ratio will decrease by 0.5 times. For all periods after January 1, 2005, the maximum ratio is 3.5 times.

      Pending Acquisitions. The total cash required to fund our pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta is expected to be approximately $24.8 million. The consummation of the pending transactions is subject to certain conditions, including the approval of the FCC. Although we believe these closing conditions are customary for transactions of this type, these conditions may not be satisfied. For example, a petition to deny the assignment application for the pending acquisitions in Augusta was filed with the FCC on November 5, 1999. Additionally, a lawsuit has been filed seeking to enjoin the consummation of the transaction and other equitable relief. Although we believe that the FCC ultimately will approve the proposed assignment and that no injunction will be granted, the timing and outcome of the resolution of the petition to deny and of the litigation is uncertain. Therefore, we do not know when this acquisition will close. See “Recently Completed and Pending Transactions” for a description of the pending acquisitions.

      Qualitative and Quantitative Disclosures about Market Risk . Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rate and commodity prices. Our primary exposure to market risk is interest rate risk associated with our credit facility. Amounts borrowed under the credit facility incur interest at the London Interbank Offered Rate, or LIBOR, plus additional basis points depending on the outstanding principal balance under the credit facility. As of December 31, 1999, $124.7 million was outstanding under our credit facility. We evaluate our exposure to interest rate risk by monitoring changes in interest rates in the market place.

      To manage interest rate risk associated with our credit agreement, we have entered into several interest rate collar and swap agreements.

      An interest rate collar is the combined purchase and sale of an interest rate cap and an interest rate floor so as to keep interest rate exposure within a defined range. We have purchased three interest rate collars. Under those agreements, our base LIBOR cannot exceed 7.0% and our base LIBOR cannot fall below 4.99%, 5.25% and 5.17%, respectively.

      An interest rate swap is a combined series of forward rate agreements calling for exchange of interest payments on a number of specified future dates. We have purchased three interest rate swaps. Under these agreements, we pay a fixed rate of 5.52%, 5.82% and 5.685%, respectively, on the notional amount, and the other party pays to us a variable amount rate equal to the three-month LIBOR on a quarterly basis.

      Notional amounts are used to calculate the contractual payments to be exchanged under the contract. As of December 31, 1999, the notional amount upon maturity of these collars and swaps was approximately $70 million.

      Our collars and swaps agreements are summarized in the following chart:

						Estimated
	Notional				Expiration	Fair
Agreement	Amount	Floor	Cap	Swap	Date	Value

Interest rate collar	10,000,000	4.99%	7%	—	January 2000	—
Interest rate collar	10,000,000	5.25%	7%	—	January 2000	(15,000)
Interest rate collar	10,000,000	5.17%	7%	—	May 2000	(18,000)
Interest rate swap	10,000,000	—	—	5.52%	May 2001	(89,000)
Interest rate swap	10,000,000	—	—	5.82%	September 2001	(170,000)
Interest rate swap	20,000,000	—	—	5.685%	May 2002	(331,000)

      The scheduled reductions of the revised maximum commitment of the credit facility for the next five years and thereafter are as follows:

1999	$—

2000	7,500,000

2001	15,000,000

2002	15,000,000

2003	18,750,000

Thereafter	93,750,000

Total	$150,000,000

Year 2000 Compliance

      The year 2000 issue is the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, certain computer programs that have time-sensitive software may recognize a date ending in “00” as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      As of January 31, 2000, we have experienced no material problems as a result of the year 2000 issue. We do not anticipate experiencing any latent material problems. Costs to ensure that our systems are year 2000 compliant have not been, and are not expected to be, over the course of the current year, material.

Recent Pronouncements

      In June 1998, the FASB issued SFAS No. 133 entitled “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137 which extends the effective date of SFAS No. 133 to fiscal quarters of fiscal years beginning after June 15, 2000 and should not be applied retroactively to financial statements of prior periods. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our earnings or financial position upon adoption.

RECENTLY COMPLETED AND PENDING RADIO BROADCASTING TRANSACTIONS

      Since January 1, 1998, we have acquired or agreed to acquire twelve radio stations and have sold two radio stations. The information below provides a brief description of each of our recently completed and pending radio station acquisitions and dispositions.

Recently Completed Transactions

      Atlanta, Georgia Acquisitions. In January 2000, we acquired WAEC-AM and WWWE-AM for approximately $10 million.

      Philadelphia, Pennsylvania Acquisition. In December 1998, we acquired WTMR-AM for approximately $8 million.

      Little Rock, Arkansas Disposition. In November 1998, we sold KAAY-AM for $5 million in cash and used the proceeds as part of the purchase price for our December 1998 acquisition of WTMR-AM.

      Fayetteville, North Carolina Disposition. In August 1998, we sold WEWO-AM for approximately $150,000.

      Ft. Myers, Florida Acquisitions. In February 1998, we acquired WJST-FM for approximately $5 million and WJBX-FM for approximately $6 million.

      Dillon, South Carolina Dispositions. In October 1997, we sold WEGX-FM and WDSC-AM for $3.5 million in cash and used the proceeds as part of the purchase price for our February 1998 acquisition of WJBX-FM.

Pending Acquisitions

      Boston, Massachusetts Acquisition. In December 1999, we entered into an agreement to acquire WRCA-AM for approximately $6 million, subject to an upward adjustment of up to $2 million if the FCC approves specified increases in the power of the station’s transmitter.

      Miami-Ft. Lauderdale/West Palm Beach, Florida Acquisitions. In December 1999, we entered into an agreement to acquire WWNN-AM and WHSR-AM in the Miami-Ft. Lauderdale market and WSBR-AM in the West Palm Beach market for approximately $18 million.

      Augusta, Georgia Acquisitions. In September 1999, we entered into an agreement to acquire WRFN-FM and WRDW-AM for approximately $800,000. A petition to deny the application to transfer control of the broadcast license has been filed with the FCC. The petition to deny alleges that an existing shareholder has a greater percentage interest in the selling entity than has been reported to the FCC and requests that the FCC deny the proposed assignment of the broadcast licenses to us. In addition, a lawsuit has been filed by Darrell J. Delly in the Superior Court of Richmond County, Georgia seeking to enjoin the consummation of the transaction and other equitable relief.

INFORMATION ABOUT STATION AND MARKET DATA

      For this prospectus:

•	We derived our 1998 market revenue share and 1998 market revenue rank data from Miller, Kaplan, Arase & Co. (December 1998 ed.).

•	We derived the 1998 market rank by radio revenue from Duncan’s Radio Market Guide (1999 ed.).

•	We derived our market revenue growth from Miller, Kaplan, Arase & Co. (September 1999 ed.).

•	We derived our radio market average annual revenue growth for the Philadelphia, Miami-Ft. Lauderdale, Ft. Myers-Naples and Fayetteville markets from Miller, Kaplan, Arase & Co., (Equivalent Weeks Market Revenue Report, December 1995 and December 1996 and Year-To-Date Market Performance Summary, December 1997 and December 1998 eds.). Because information was not available from Miller, Kaplan, Arase & Co. for the Atlanta, Boston, West Palm Beach, Greenville/ New Bern/ Jacksonville and Augusta markets, for these markets we used Duncan’s Radio Market Guide (1999 ed.).

•	We derived audience share and audience rank in target demographic data from surveys of persons, listening Monday through Sunday, 6 a.m. to 12 midnight, in the indicated demographic, as set forth in the Spring 1999 radio market reports published by The Arbitron Ratings Company.

•	We derived viable station data for each market from Duncan’s Radio Market Guide (1999 ed.). Duncan’s defines viable stations as stations that are active and viable competitors for advertising dollars in a market.

•	We present radio station and market data assuming the completion of our pending acquisitions.

CORPORATE REORGANIZATION

      We are currently comprised of a series of subchapter S corporations, a general partnership and a series of limited partnerships and limited liability companies. The subchapter S corporations and the general partnership hold the operating assets of our radio stations and the limited partnerships hold the FCC licenses for our radio stations. The subchapter S corporations and partnerships are flow-through entities for federal and some state and local income tax purposes. As a result, our combined net income for federal and some state and local income tax purposes has been reported by and taxed directly to our equity holders, rather than to us. In connection with this offering, our subchapter S corporation status will terminate, and we will become subject to federal and applicable state and local corporate income tax as a subchapter C corporation.

      On the date of this prospectus, the various entities comprising our business will become indirect, wholly-owned subsidiaries of Beasley Broadcast Group. To effect this corporate reorganization:

•	George G. Beasley and members of his immediate family will contribute their equity interests in those entities to Beasley Broadcast Group in exchange for a total of 17,021,373 shares of Class B common stock of Beasley Broadcast Group, the newly formed subchapter C corporation that is making this offering; and

•	two of our general managers will contribute their equity interests in two of the entities to Beasley Broadcast Group in exchange for a total of 402,068 shares of Class A common stock of Beasley Broadcast Group.

      Immediately after these contribution transactions, Beasley Broadcast Group in turn will contribute the capital stock and partnership interests it acquired to Beasley Mezzanine Holdings, LLC, in exchange for all the membership interests in Beasley Mezzanine Holdings. As a result, Beasley Mezzanine Holdings will become a wholly-owned subsidiary of Beasley Broadcast Group and our radio station assets will be owned by a series of wholly-owned subsidiaries of Beasley Mezzanine Holdings. In the reorganization, the number of shares of common stock being issued to George G. Beasley, members of his immediate family and two of our general managers is based on (1) each person’s respective ownership percentage of the entities that are reorganizing into Beasley Broadcast Group and (2) the relative values of the radio stations owned by these entities, based on their cash flows, allocable debt, working capital and other factors. Therefore, our pre-offering stockholders will own the same percentage of the total value of Beasley Broadcast Group after the reorganization as they did of the overall value of the entities that are becoming Beasley Broadcast Group. The following chart shows the value of the common stock received in the reorganization, based on an assumed initial public offering price of $16.50 for Class A common stock.

	Pre-Offering	Number of	Class A	Value of
	Percentage	Shares of	or Class B	ownership
	of BBGI	BBGI	Common Stock	interests

George G. Beasley	60.6%	10,564,413	Class B Common	$174,312,815

Bruce G. Beasley	2.0	356,736	Class B Common	5,886,144

Brian E. Beasley	2.4	420,265	Class B Common	6,934,373

B. Caroline Beasley	2.0	356,736	Class B Common	5,886,144

Bradley C. Beasley	4.3	741,462	Class B Common	12,234,123

Robert E. Beasley	2.0	356,736	Class B Common	5,886,144

Shirley W. Beasley	0.2	39,835	Class B Common	657,278

J. Daniel Highsmith	0.4	75,246	Class A Common	1,241,559

Gregory J. Reed	1.9	326,822	Class A Common	5,392,563

George Beasley Estate Reduction Trust	5.7	979,513	Class B Common	16,161,965

George Beasley Grantor Retained Annuity Trust	18.5	3,205,677	Class B Common	52,893,671

Total	100.0%	17,423,441	—	$287,483,779

      A condition of the closing of the corporate reorganization is that all necessary prior approvals of the FCC have been obtained. A long form transfer of control application to transfer control of WSFL License Limited Partnership has been filed with the FCC. In the event that FCC approval of this application has not been granted by the date of this prospectus, we intend to close the reorganization and complete this offering. Thereafter, we intend to acquire the assets and FCC licenses of WSFL-FM, New Bern, North Carolina upon the grant of FCC approval of the long form application. In that event, we would enter into a local marketing agreement to operate WSFL-FM, New Bern from the date of the reorganization through the date of acquisition of that station by Beasley Broadcast Group.

BUSINESS

Overview

      We were founded in 1961 and are the 16th largest radio broadcasting company in the United States based on 1998 gross revenues. After giving effect to the pending acquisitions in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta, we will own and operate 36 stations, 21 FM and 15 AM. Our stations are located in nine large and midsized markets in the eastern United States. Twelve of these stations are located in four of the nation’s top 12 radio markets: Atlanta, Philadelphia, Boston and Miami-Ft. Lauderdale. Our station groups rank among the first or second largest clusters, based on gross revenues, in five of our nine markets and, collectively, our radio stations reach approximately three million people on a weekly basis. For the twelve months ended September 30, 1999, giving effect to acquisitions and dispositions completed during the period, as well as the pending acquisitions mentioned above and our recent acquisitions in Atlanta, as if these acquisitions had been completed at the beginning of the period, we had net revenues of $94.7 million, broadcast cash flow of $27.8 million and a net loss of $14.8 million.

      We seek to maximize revenues and broadcast cash flow by acquiring and operating clusters of stations in high-growth large and midsized markets located primarily in the eastern United States. We have assembled groups of five or more stations in five of our markets. Our radio stations program a variety of formats, including urban, contemporary hit radio and country, which target the demographic groups in each market that we consider the most attractive to our advertisers. The combination of our market clusters and our advertising, sales and programming expertise has enabled us to achieve strong same station revenue and broadcast cash flow growth demonstrated as follows:

•	same station net revenues increased 12.3% for the nine months ended September 30, 1999 compared to the same period in 1998;

•	same station broadcast cash flow increased 16.2% for the nine months ended September 30, 1999 compared to the same period in 1998; and

•	same station after tax cash flow, pro forma for the termination of our subchapter S corporation status, increased 41.1% for the nine months ended September 30, 1999 compared to the same period in 1998.

      For the periods presented above, we calculate same station results by comparing the performance of radio stations operated by us at September 30, 1999 to the performance of those same stations, whether or not operated by us, in the corresponding period of the prior year. These results exclude the effect of barter revenues and expenses. Same station results also exclude the Atlanta stations we recently acquired as well as the Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta stations we have agreed to acquire.

      We are led by our Chairman and Chief Executive Officer, George G. Beasley, who has over 35 years of experience in the radio broadcasting industry. Under Mr. Beasley’s guidance, excluding the stations that we currently own, we have acquired and disposed of a total of 52 radio stations, including stations in Los Angeles, Chicago, New Orleans, Orlando and Cleveland. We acquired these 52 stations for an aggregate acquisition price of approximately $168.0 million and the total consideration that we received upon disposition was valued at approximately $346.1 million. Mr. Beasley is supported by a management team with an average of 16 years of experience in the radio broadcasting industry. Mr. Beasley and our management team have established a track record of acquiring and operating a substantial portfolio of well run radio stations and, in several instances, have demonstrated the ability to reposition and turn around under-performing stations. We believe that we are well positioned to continue to realize cash flow growth from our existing stations and to acquire and operate new radio stations in both existing and new markets with positive demographic trends and growth characteristics.

Operating Strategy

      The principal components of our operating strategy are to:

•	Develop Market-Leading Clusters. We seek to secure and maintain a leadership position in the markets we serve by creating clusters of multiple stations in each of our markets. Our station groups rank among the first or second largest clusters, based on gross revenues, in five of our nine markets. We operate our stations in clusters to capture a variety of demographic listener groups, which enhances our stations’ appeal to a wide range of advertisers. In addition, we have been able to achieve operating efficiencies by strategically aligning our sales and promotional efforts and consolidating broadcast facilities where possible to minimize duplicative management positions and reduce overhead expenses. Finally, we believe that strategic acquisitions of additional stations in existing clusters positions us to capitalize on our market expertise and existing relationships with local advertisers to increase revenues of the acquired stations.

•	Conduct Extensive Market Research. We conduct extensive market research to enhance our ratings and in certain circumstances to identify opportunities to reformat a station to reach an underserved demographic group. Our research, programming and marketing strategy combines thorough research with an assessment of our competitors’ vulnerabilities and overall market dynamics in order to identify specific audience and formatting opportunities within each market. Using this research, we tailor our programming, marketing and promotions on each station to maximize its appeal to its target audience and to respond to the changing preferences of our listeners. Since 1996, we have changed formats at six of the 28 radio stations we currently own. Net revenues for those six stations have increased 44.0% on average annually from year-end 1996 to year-end 1998.

•	Establish Strong Local Brand Identity. Our stations pursue a variety of programming and marketing initiatives designed to develop a distinctive identity and to strengthen the stations’ local brand or franchise. In addition, through our research, programming and promotional initiatives, we create a marketable identity for our stations to enhance audience share and listener loyalty. As part of this objective, we promote nationally recognized on-air personalities and local sports programming at a number of our stations. For example, we broadcast nationally-syndicated shows such as “Rush Limbaugh,” “Dr. Laura” and “Howard Stern” and we are the flagship station for the Miami Dolphins, Florida Marlins, Florida Panthers and Miami Hurricanes on our sports station in the Miami-Ft. Lauderdale market.

•	Build Relationship-Oriented Sales Staff and Emphasize Focused Marketing and Promotional Initiatives. We seek to gain advertising revenue share in each of our markets by utilizing our relationship-oriented sales staff to lead local and national marketing and promotional initiatives. We design our sales efforts based on advertiser demand and market conditions. Our stations have an experienced and stable sales force with an average of three years experience with Beasley Broadcast Group. In addition, we provide our sales force with extensive training, competitive compensation and performance based incentives. Our stations also engage in special local promotional activities such as concerts featuring nationally recognized performers, contests, charitable events and special community events. Our experienced sales staff and these promotional initiatives help strengthen our relationship with our advertisers and listening community.

•	Hire, Develop and Motivate Strong Local Management Teams. Our station general managers have been with Beasley Broadcast Group for an average of approximately nine years, and a substantial majority operate under employment contracts. We believe that broadcasting is primarily a locally-based business and much of its success is based on the efforts of local management teams. We believe that our station managers have been able to recruit, develop, motivate and train superior management teams. We offer competitive compensation packages with performance-based incentives for our key employees. In addition, we provided employees with opportunities for personal growth and advancement through extensive training, seminars and other educational initiatives.

•	Enhance Broadcast Cash Flow on Underutilized AM Stations. We seek to selectively acquire and enhance the performance of major-market AM stations serving niche markets. To enhance broadcast cash flows at these radio stations, we sell blocks of time to providers of health, ethnic, religious and other specialty formats.

Acquisition Strategy

      Since June 1996, we have acquired or agreed to acquire 25 radio stations. Our future acquisition strategy, which will focus on stations located in the 100 largest radio markets, is to:

•	acquire additional radio stations in our current markets to further enhance our market position;

•	acquire existing clusters in new markets or establish a presence in new markets where we believe we can build successful clusters over time;

•	pursue swap opportunities with other radio station owners to build or enhance our market clusters; and

•	selectively acquire large-market AM stations serving attractive demographic groups with specialty programming.

Internet Strategy

      We recently formed a division, Beasley Interactive, that is creating an Internet presence for Beasley Broadcast Group that will complement our existing radio business. In November 1999, we hired a creative director to develop web page content for our radio stations’ web sites that reflects each station’s programming and brand. Our strategy is to create additional revenue streams from advertising, e-commerce and web page development and support for advertisers by capitalizing on the loyalty of our radio station listeners by persuading them to use our stations’ web sites.

      From time to time, we expect to make strategic investments in Internet companies that we believe are complementary to our radio broadcasting business and that are available on commercially attractive terms. In January 2000, we entered into an agreement to purchase 600,000 shares of common stock of FindWhat.com, representing approximately 4.8% of the outstanding capital stock, in exchange for $3.0 million, reflected by a promissory note. The outstanding amount due under the promissory note may be offset by the purchase price of advertisements placed by FindWhat.com with our radio stations. Also, in December 1999, we entered into an agreement to purchase 750,000 shares of preferred stock of eTour, Inc., representing approximately 2.8% of the outstanding capital stock, in exchange for $3.0 million of advertising time from our radio stations.

Station Portfolio

      Our stations are clustered in demographically attractive and growing markets located in the eastern United States, including major markets such as Atlanta, Philadelphia, Boston and Miami-Ft. Lauderdale. The following table sets forth information about our portfolio and the markets where we operate. The column entitled Beasley Stations in the table includes radio stations in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta that we have agreed to acquire. The sources for this information are described under “Information About Station and Market Data.”

						1998 Beasley
	1998	1995-1998	Nine Months Ended	Beasley		Market
	Radio Market	Radio Market	September 30, 1999	Stations		Revenue
	Revenue	Average Annual	Radio Market
Market	Rank	Revenue Growth	Revenue Growth	FM	AM	Share	Rank

Atlanta, GA	7	14.6%	20.8%	—	2	—	—

Philadelphia, PA	9	9.5	12.6	2	2	7.5%	5

Boston, MA	10	13.2	*	—	1	—	—

Miami-Ft. Lauderdale, FL	12	15.2	11.0	2	3	17.3	2

West Palm Beach, FL	48	8.9	14.1	—	1	—	—

Ft. Myers-Naples, FL	74	11.2 **	14.0	4	1	37.5	1

Greenville- New Bern- Jacksonville, NC	80	12.1	5.1	5	1	53.6	1

Fayetteville, NC	104	13.0	5.6	4	2	61.6	1

Augusta, GA	109	3.5	9.0	4	2	18.4	1

Total				21	15

*	Data is unavailable in this market.

**	Radio market average annual revenue growth data is presented from 1996-1998. Data for 1995 is unavailable.

     Further information about our radio stations on a market-by-market presentation follows.

ATLANTA, GA

1998 Radio Market Revenue Rank: 7

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WAEC-AM	2000	religious	35-64	—	—
WWWE-AM	2000	Hispanic	35-64	—	—

Market Overview

      Atlanta is the seventh largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Atlanta market have grown from approximately $170 million in 1995 to approximately $256.1 million in 1998 at an average annual rate of 14.6%. Radio market revenue grew 20.8% during the nine month period ended September 30, 1999 and 15.4% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 16 viable stations in the Atlanta market.

Atlanta Stations

      On January 6, 2000, we purchased two AM radio stations in Atlanta for $10.0 million.

      WAEC-AM is a religious/ talk radio station. WAEC-AM traditionally has broadcast ministers, including Martin Luther King, Sr., targeting the African-American community.

      WWWE-AM is a Spanish language radio station targeting the Hispanic community.

PHILADELPHIA, PA

1998 Radio Market Revenue Rank: 9

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WXTU-FM	1983	country	25-54	3.6%	10 (tie)
WWDB-FM	1997	news/talk	35-64	2.5	13
WWDB-AM	1986	brokered	35-64	*	31
WTMR-AM	1998	religious	35-64	*	—

*  Less than 1%.

Market Overview

      Philadelphia is the ninth largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Philadelphia market have grown from approximately $189.9 million in 1995 to approximately $249.1 million in 1998 at an average annual rate of 9.5%. Radio market revenue grew 12.6% during the nine month period ended September 30, 1999 and 9.5% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 19 viable stations in the Philadelphia market.

Philadelphia Stations

      We own and operate four stations, two AM and two FM, in the Philadelphia market. Our four-station cluster is the market’s fifth largest radio cluster, with a 7.5% market revenue share.

      WXTU-FM has been the only country music radio station in Philadelphia for the past 15 years. Of the eight counties that make up the Philadelphia metro area, WXTU-FM targets the seven county suburban area that accounts for 70% of the Philadelphia metro population. We believe that WXTU-FM has a loyal audience that produces excellent results for its advertisers. The WXTU-FM morning show featuring Harman & Evans is nationally recognized by country music listeners. In 1997, the station opened a country nightclub called “Club 92.5 — A Music Saloon” to create more awareness of country music in Philadelphia and provide a distinctive source of additional revenue and advertising. In addition, WXTU-FM continues to hold its annual Anniversary Show in June, bringing in performers such as Reba McEntire, Alabama, Brooks & Dunn and LeAnn Rimes.

      WWDB-FM is a news/talk radio station broadcasting news from 5 AM to 9 AM and talk for the remainder of the day. In 1975, WWDB-FM became the first commercial FM station in the country to operate as a talk station. WWDB-FM’s programming includes renowned announcer Sid Marks, who has been hosting “Friday with Frank” and “Sunday with Sinatra” for over 40 years. This programming is broadcast by approximately 200 affiliates. Three local talk show hosts have been with the radio station since the format inception in 1975.

      WWDB-AM is a brokered radio station that focuses on health, financial, inspirational and other niche programming.

      WTMR-AM has been operating as a Christian station since 1976. For the last three fiscal years, WTMR-AM has sold over 90% of its available broadcast time.

BOSTON, MA

1998 Radio Market Revenue Rank: 10

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WRCA-AM	pending	Hispanic	25-54	—	—

Market Overview

      Boston is the tenth largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Boston market have grown from approximately $171.0 million in 1995 to approximately $247.9 million in 1998 at an average annual rate of 13.2%. Radio market revenue grew 13.2% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 19.5 viable stations in the Boston market.

Boston Station

      We have entered into an agreement to purchase one AM radio station in Boston for approximately $6 million, subject to an upward adjustment of up to $2 million if the FCC approves specified increases in the power of the station’s transmitter. We expect this transaction to close in the second quarter of 2000.

      WRCA-AM is a brokered radio station that focuses on Hispanic programming, reaching many ethnic and religious groups in the Boston area.

MIAMI-FT. LAUDERDALE, FL

1998 Radio Market Revenue Rank: 12

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WPOW-FM	1986	dance CHR	18-34	10.7%	2
WQAM-AM	1996	sports/talk	25-54 men	6.4	2
WKIS-FM	1996	country	25-54	4.0	9
WWNN-AM	pending	health	35+	—	—
WHSR-AM	pending	foreign language	25-54	—	—

Market Overview

      Miami-Ft. Lauderdale is the twelfth largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Miami-Ft. Lauderdale market have grown from approximately $136.3 million in 1995 to approximately $206.6 million in 1998 at an average annual rate of 15.2%. Radio market revenue grew 11.0% during the nine months ended September 30, 1999 and 6.7% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 24.5 viable stations in the Miami-Ft. Lauderdale market.

Miami-Ft. Lauderdale Stations

      We currently own and operate three stations, one AM and two FM, in the Miami-Ft. Lauderdale market. Our three-station cluster is the market’s second largest radio cluster with a 17.3% market revenue share. Of our three stations, two rank in the top two for their respective target demographic audience. In addition, we have agreed to acquire two AM stations in the Miami-

Ft. Lauderdale market and one AM station in the West Palm Beach market for a total purchase price of approximately $18 million.

      WPOW-FM has a current hit radio/dance (top 40) format. It ranks second in both target demographic and total market with a 10.7% audience share in its target demographic and a 5.1% total audience share. It is also the fourth highest billing station in the Miami-Ft. Lauderdale market. This station targets young Hispanic women in the 18 to 34 age group. It has a listening audience that is 65% Hispanic.

      WQAM-AM is the only AM station in South Florida that covers the Miami metro area with a full, non-directional signal day and night. The station is currently ranked second in its target demographic. WQAM-AM broadcasts play-by-play sports and is the flagship station for Miami Dolphins football, Florida Marlins baseball, Florida Panthers hockey and the University of Miami sports. WQAM-AM has high profile sports/ talk personalities such as Neil Rogers, a top ranked air personality in Miami, and Hank Goldberg, who is also featured on ESPN.

      WKIS-FM is the only country music station in the Miami-Ft. Lauderdale market. The listening audience of WKIS-FM is 87% non-ethnic. WKIS-FM is the second rated non-ethnic station in its target demographic with a 9.4% audience share. This station is licensed in Boca Raton, Florida and its primary coverage area reaches Dade and Broward counties, which are located in the Miami-Ft. Lauderdale market.

      WWNN-AM is a brokered station that focuses on health talk, featuring programs that discuss medical information, vitamins and traditional and non-traditional medicines.

      WHSR-AM is a brokered station that focuses on international programming.

WEST PALM BEACH, FL

1998 Radio Market Revenue Rank: 48

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WSBR-AM	pending	financial	40+ men	—	—

Market Overview

      West Palm Beach is the 48th largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the West Palm Beach market have grown from approximately $33.7 million in 1995 to approximately $43.5 million in 1998 at an average annual rate of 8.9%. Radio market revenue grew 14.1% during the nine month period ended September 30, 1999 and 13.7% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 14.5 viable stations in the West Palm Beach market.

West Palm Beach Stations

      We have entered into an agreement to purchase one AM radio station in West Palm Beach, along with two AM radio stations in the Miami-Ft. Lauderdale market, for a total purchase price of approximately $18 million. We expect this transaction to close in the second quarter of 2000.

      WSBR-AM is a brokered station that focuses on financial topics, including investment strategies and financial services. It also delivers news, traffic and weather information.

FT. MYERS-NAPLES, FL

1998 Radio Market Revenue Rank: 74

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WJBX-FM	1998	alternative rock	18-34 men	19.4%	1
WRXK-FM	1986	classic rock	25-54 men	15.4	1
WXKB-FM	1995	adult CHR	18-49 women	14.8	1
WJST-FM	1998	nostalgia	55+	11.7	2
WWCN-AM	1987	sports/talk	25-54 men	2.5	13 (tie)

Market Overview

      Ft. Myers-Naples is the 74th largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Ft. Myers-Naples market have grown from approximately $18.4 million in 1996 to approximately $22.8 million in 1998 at an average annual rate of 11.2%. Radio market revenue grew 14.0% during the nine months ended September 30, 1999 and 11.3% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 16.5 viable stations in the Ft. Myers-Naples market.

Ft. Myers-Naples Stations

      We own and operate five stations, four FM and one AM, in the Ft. Myers-Naples market. Our five-station cluster is the market’s largest radio cluster with a 37.5% market revenue share. Of our five stations, three currently rank first and one currently ranks second for their respective target demographic audience. WJBX-FM and WJST-FM are co-located in Ft. Myers-Naples. We plan to co-locate all of our radio stations in the Ft. Myers-Naples market by the fourth quarter of 2000, which we expect will lower our operating expenses for this market.

      WJBX-FM is an alternative rock radio station. The station currently ranks first in its target demographic with a 19.4% audience share. We acquired this station in February 1998 and since then have upgraded the local sales staff and have increased advertising rates.

      WRXK-FM is a classic rock radio station. This station currently ranks first in its target demographic with a 15.4% audience share. WRXK-FM broadcasts the Howard Stern Morning Show, the number one rated morning show in the market.

      WXKB-FM is an adult top 40 radio station. WXKB-FM currently ranks first in its target demographic with a 14.8% audience share.

      WJST-FM has a nostalgia radio format and currently ranks second in its target demographic with an 11.7% audience share. We purchased WJST-FM in February 1998. Since then, the station has created a local morning show, increased the number of sales people, raised advertising rates and increased its promotional efforts. After the local morning show, the station joins the Music of Your Life syndicated network for the remainder of the day. Under our management, we have secured a Class C3 license for this station, which will enable WJST-FM to broadcast with 50 kW of power. The new license will allow full market coverage. Currently, the station operates at 6 kW.

      WWCN-AM is a sports/talk radio station. It simulcasts with WQAM-AM daily beginning with the Neil Rogers show. WWCN-AM also simulcasts sports events with WQAM-AM.

GREENVILLE-NEW BERN-JACKSONVILLE, NC

1998 Radio Market Revenue Rank: 80

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WSFL-FM	1991	classic rock	25-54 men	17.4%	1
WXNR-FM	1996	alternative rock	18-34 men	16.6	1(tie )
WIKS-FM	1996	urban	25-54	10.7	3
WMGV-FM	1996	adult contemporary	25-54 women	7.4	3
WNCT-FM	1996	oldies	35-64	7.3	4
WNCT-AM	1996	Hispanic brokered	25-54	*	—

*  Less than 1%.

Market Overview

      Greenville-New Bern-Jacksonville is the 80th largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Greenville-New Bern-Jacksonville market have grown from approximately $14.6 million in 1995 to approximately $20.5 million in 1998 at an average annual rate of 12.1%. Radio market revenue grew 5.1% during the nine months ended September 30, 1999 and 9.1% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 11.5 viable stations in the Greenville-New Bern-Jacksonville market.

Greenville-New Bern-Jacksonville Stations

      We own and operate six stations, five FM and one AM, in the Greenville-New Bern-Jacksonville market. Our six-station cluster is the market’s largest radio cluster with a 53.6% market revenue share. Of our five FM stations, all rank in the top four for their respective target demographic audience. WSFL-FM, WIKS-FM, WXNR-FM and WMGV-FM are co-located in New Bern, North Carolina. WNCT-FM and WNCT-AM are co-located in Greenville, North Carolina.

      WSFL-FM is a classic rock radio station that currently ranks first in its target demographic with a 17.4% audience share. The station is anchored by the popular John Boy and Billy Big Show, which originates in Charlotte, North Carolina.

      WXNR-FM programs alternative rock music. This alternative rock format complements WSFL-FM’s classic rock format. WXNR-FM currently ranks first in its target demographic with a 16.6% audience share.

      WIKS-FM is the only urban contemporary station in the Greenville-New Bern-Jacksonville market. It currently ranks third in its target demographic with a 10.7% audience share. WIKS-FM broadcasts the nationally syndicated Tom Joyner Morning Show, which consistently ranks as one of the top three morning shows in the market.

      WMGV-FM is an adult contemporary radio station. It currently ranks third in its target demographic with a 7.4% audience share.

      WNCT-FM programs an oldies format and currently ranks fourth in its target demographic with a 7.3% audience share.

      WNCT-AM has recently changed its format. In 1999, WNCT-AM began brokering 50% of its airtime to a group that provided the market’s first Hispanic programming. In the year 2000, 100% of WNCT-AM’s programming will be Hispanic. There are an estimated 30,000 Hispanics in the metro and an additional 30,000 Hispanics in the total survey area.

FAYETTEVILLE, NC

1998 Radio Market Revenue Rank: 104

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WZFX-FM	1997	urban	18-49	17.6%	1
WKML-FM	1983	country	25-54	15.0	1
WFLB-FM	1996	oldies	35-64	10.6	2
WUKS-FM	1997	urban/adult	25-54	4.3	6	(tie)
		contemporary
WAZZ-AM	1997	nostalgia	55+	2.3	8	(tie)
WTEL-AM	1997	religious	35-64	*	14

*  Less than 1%.

Market Overview

      Fayetteville is the 104th largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Fayetteville market have grown from approximately $11.5 million in 1995 to approximately $16.4 million in 1998 at an average annual rate of 13.0%. Radio market revenue grew 5.6% during the nine months ended September 30, 1999 and 26.3% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 9.5 viable stations in the Fayetteville market.

Fayetteville Stations

      We own and operate six stations, two AM and four FM, in the Fayetteville market. Our six-station cluster is the market’s largest radio cluster with a 61.6% market revenue share. Of our six stations, three rank in the top two for their respective target demographic audience.

      WZFX-FM currently ranks first in its target demographic audience, with a 17.6% audience share. The radio station has consistently been the second highest billing station in the market over the past several years. We have been successful in positioning WZFX-FM as the dominant urban radio station in the market. The radio station emphasizes its continuing community involvement, including its annual birthday party with a salute to the military of Fort Bragg. Approximately 10,000 listeners attended this event last year.

      WKML-FM currently ranks first in its target demographic audience with a 15.0% audience share. WKML is the only significant country radio station in the Fayetteville market. WKML-FM broadcasts selected NASCAR races, including races from the Motor Racing Network and the Professional Racing Network. WKML-FM has consistently been the highest billing radio station in the market.

      WFLB-FM ranks second in its target demographic audience, with a 10.6% audience share. WFLB-FM is the market’s exclusive broadcaster of the University of North Carolina football and basketball games. In 1997, we relocated this station’s antenna, giving WFLB-FM a highly desirable signal in the Fayetteville market.

      In 1997, WUKS-FM changed its format from young urban, with a target demographic audience of 12-24, to a format of urban/ adult contemporary with a target demographic audience of 25-54. WUKS-FM broadcasts the nationally syndicated Tom Joyner Morning Show. While there is shared listening between WUKS-FM and WZFX-FM, WUKS-FM attracts an older audience. The radio station is currently tied for sixth in its target demographic audience with a 4.3% audience share.

      WAZZ-AM is the second oldest station in the market and has a nostalgia format. WAZZ-AM’s morning show is anchored by forty-year local radio veteran, Curt Nunnery. WAZZ-AM is Fayetteville’s exclusive broadcaster of the Charlotte Hornets and the Atlanta Braves. WAZZ-AM also carries a select group of Busch Garden National and Winston Cup Series races from the Motor Racing Network.

      WTEL-AM is a religious format station targeted to the African-American community. In 1999, WTEL-AM sold 90% of its available broadcast time.

AUGUSTA, GA

1998 Radio Market Revenue Rank: 109

			Target	Audience Share in	Audience Rank in
Station Call Letters	Year Acquired	Format	Demographic	Target Demographic	Target Demographic

WCHZ-FM	1997	alternative rock	18-34 men	14.5%	2
WGOR-FM	1992	oldies	35-64	6.6	3
WGAC-AM	1993	news/talk/sports	35-64	6.2	4 (tie)
WAJY-FM	1994	nostalgia	55+	6.1	5
WRDW-AM	pending	sports/talk	25-54 men	—	—
WRFN-FM	pending	sports/talk	25-54 men	—	—

Market Overview

      Augusta is the 109th largest radio market in the United States based on 1998 radio market revenue. Radio market revenues in the Augusta market have grown from approximately $13.9 million in 1995 to approximately $15.4 million in 1998 at an average annual rate of 3.5%. Radio market revenue grew 9.0% during the nine months ended September 30, 1999 and declined 1.3% during the year ended December 31, 1998, as compared to the same period of the prior year. There are currently 13 viable stations in the Augusta market.

Augusta Stations

      We will own and operate six stations, two AM and four FM, in the Augusta market, after completing our pending acquisition of two stations. This six-station cluster will be the market’s largest radio cluster with a 18.4% market revenue share. Of these six stations, four rank in the top five for their respective target demographic audience.

      WCHZ-FM is the only alternative rock radio station in Augusta. WCHZ-FM currently ranks second in its target demographic audience with a 14.5% audience share. The station broadcasts the Lex and Terry syndicated morning show, which has gone from 0.8% of market share in the Spring of 1998 to 13.8% of the market share in the Spring of 1999.

      WGOR-FM is Augusta’s only oldies radio station. WGOR-FM currently ranks third in its target demographic audience, with a 6.6% audience share. It has a long tradition of hosting well known local air talent, including Harley Drew, featured during middays, with over 40 years of experience. Ron Jones, the afternoon host, has 13 years of experience.

      WGAC-AM is Augusta’s oldest radio station still in operation. It has a news/talk/sports format and is currently tied for fourth in its target demographic audience with a 6.2% audience share. Currently, WGAC-AM’s morning show is hosted by 40 year Augusta veteran, Harley Drew. Middays feature the nationally syndicated shows of Dr. Laura and Rush Limbaugh. Afternoons feature local talk celebrity, Austin Rhodes. WGAC-AM broadcasts the Atlanta Braves baseball and the University of Georgia Bulldogs football and basketball games. We have agreed to acquire WGAC-AM’s only current format competitor in the Augusta market, WRDW-AM, which is a sports/talk radio station with 1.4% of the audience share.

      WAJY-FM has been Augusta’s only nostalgia radio station since February 1995. The radio station’s limited coverage and proximity to Aiken, South Carolina have made nostalgia an attractive programming format. Aiken, South Carolina, has been rated as one of the top 10 places to retire in America. WAJY-FM focuses on local news and community service programming. WAJY-FM broadcasts the Westwood One “AM Only” format.

      WRDW-AM is a sports/ talk radio station. WRDW-AM broadcasts the Atlanta Hawks, Atlanta Falcons and Georgia Tech football and basketball games. WRDW-AM also broadcasts nationally-syndicated shows such as Don Imus during the mornings and G. Gordon Liddy during middays.

      WRFN-FM is a sports/talk radio station and simulcasts 100% of its time with WRDW-AM.

Competition; Changes in Broadcasting Industry

      The radio broadcasting industry is highly competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our stations compete for listeners and advertising revenue directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners.

      The following are some of the factors that are important to a radio station’s competitive position:

•	management experience;

•	the station’s local audience rank in its market;

•	transmitter power;

•	assigned frequency;

•	audience characteristics;

•	local program acceptance; and

•	the number and characteristics of other radio stations and other advertising media in the market area.

      In addition, we attempt to improve our competitive position with promotional campaigns aimed at the demographic groups targeted by our stations and by sales efforts designed to attract advertisers. Recent changes in the Communications Act and the FCC’s policies and rules permit increased ownership and operation of multiple local radio stations.

      Despite the competitiveness within the radio broadcasting industry, some barriers to entry exist. The operation of a radio broadcast station requires a license from the FCC. The number of radio stations that can operate in a given market is limited by strict AM interference criteria and availability of FM radio frequencies allotted by the FCC to communities in that market. The number of stations that a single entity may operate in a market is further limited by the FCC’s multiple ownership rules that regulate the number of stations serving the same area that may be owned and controlled by a single entity.

      Our stations also compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media such as newspapers, magazines, network and cable television, outdoor advertising and direct mail. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced such as:

•	satellite delivered audio radio service, which could result in the introduction of new satellite radio services with sound quality equivalent to that of compact discs;

•	audio programming by cable systems, direct broadcast satellite systems, Internet content providers, personal communications services and other digital audio broadcast formats; and

•	in-band on-channel digital radio, which could provide multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services.

      The FCC is also considering proposals for the establishment of microbroadcasting stations, low-powered FM stations that would be designed to serve small localized areas. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. We cannot assure you, however, that this historical growth will continue or that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

      The FCC has adopted licensing and operating rules for satellite delivered audio and in April 1997 awarded two licenses for this service. Satellite delivered audio may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and/ or national audiences. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital sound following industry analysis of technical standards. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and has allotted frequencies in this new band to certain existing AM station licensees that applied for migration to the expanded AM band, subject to the requirement that at the end of a transition period, those licensees return to the FCC either the license for their existing AM band station or the license for the expanded AM band station.

      We cannot predict what other matters might be considered in the future by the FCC, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

      We employ a number of on-air personalities and generally enter into employment agreements with these personalities to protect our interests in those relationships that we believe to be valuable. The loss of some of these personalities could result in a short-term loss of audience share, but we do not believe that the loss would have a material adverse effect on our business.

Federal Regulation Of Radio Broadcasting

      The radio broadcasting industry is subject to extensive and changing regulation of, among other things, program content, advertising content, technical operations and business and employment practices. The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC. Among other things, the FCC:

•	assigns frequency bands for broadcasting;

•	determines the particular frequencies, locations and operating power of stations;

•	issues, renews, revokes and modifies station licenses;

•	determines whether to approve changes in ownership or control of station licenses;

•	regulates equipment used by stations; and

•	adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of stations.

      The FCC has the power to impose penalties for violations of its rules or the Communications Act, including the imposition of monetary forfeitures, the issuance of short-term licenses, the imposition of a condition on the renewal of a license and the revocation of operating authority.

      The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

      FCC Licenses. Radio stations operate pursuant to renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC is required to hold hearings on a station’s renewal application if a substantial or material question of fact exists as to whether the station has served the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet certain requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of one or more of our licenses could have a material adverse effect on our business.

      The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either: Class A stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the immediately contiguous suburban and rural areas. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

      The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 and C.

      The following table sets forth the metropolitan market served, call letters, FCC license classification, frequency, power and FCC license expiration date of each of the stations that we will own or operate upon the purchase of radio stations in Boston, Miami-Ft. Lauderdale, West Palm Beach and Augusta. In many cases, our licenses are held by wholly-owned subsidiaries. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station’s coverage during the nighttime hours of operation. Both power ratings are shown, where applicable. For FM stations, the maximum effective radiated power in the main lobe is given.

		FCC		Power in	Expiration Date
Market	Station	Class	Frequency	Kilowatts	of FCC License

Atlanta, GA	WAEC-AM	B	860 kHz	5 kW day/.5 kW night	04/01/2004
	WWWE-AM	D	1100 kHz	5 kW day	04/01/2004

Philadelphia, PA	WXTU-FM	B	92.5 MHz	15.5 kW	08/01/2006
	WWDB-FM	B	96.5 MHz	17.0 kW	08/01/2006
	WTMR-AM	B	800 kHz	5 kW day/.5 kW night	06/01/2006
	WWDB-AM	D	860 kHz	10 kW day	08/01/2006

Boston, MA	WRCA-AM	B	1330 kHz	5 kW	04/01/2006

Miami-Ft. Lauderdale, FL	WQAM-AM	B	560 kHz	5 kW day/1 kW night	02/01/2004
	WPOW-FM	C	96.5 MHz	100 kW	02/01/2004
	WKIS-FM	C	99.9 MHz	100 kW	02/01/2004
	WWNN-AM	B	1470 kHz	50 kW day/2.5 kW night	02/01/2004
	WHSR-AM	B	980 kHz	5 kW day/1 kW night	02/01/2004

West Palm Beach, FL	WSBR-AM	B	740 kHz	2.5 kW day/.94 kW night	02/01/2004

Ft. Myers-Naples, FL	WXKB-FM	C1	103.9 MHz	100 kW	02/01/2004
	WRXK-FM	C	96.1 MHz	100 kW	02/01/2004
	WJBX-FM	C2	99.3 MHz	50 kW	02/01/2004
	WJST-FM	A	106.3 MHz	6 kW	02/01/2004
	WWCN-AM	B	770 kHz	10 kW day/1 kW night	02/01/2004

Greenville-New Bern- Jacksonsville, NC	WSFL-FM	C1	106.5 MHz	100 kW	12/01/2003
	WIKS-FM	C1	101.9 MHz	100 kW	12/01/2003
	WNCT-AM	B	1070 kHz	10 kW day/night	12/01/2003
	WNCT-FM	C	107.9 MHz	100 kW	12/01/2003
	WXNR-FM	C2	99.5 MHz	16.5 kW	12/01/2003
	WMGV-FM	C1	103.3 MHz	100 kW	12/01/2003

Fayetteville, NC	WZFX-FM	C	99.1 MHz	100 kW	12/01/2003
	WKML-FM	C	95.7 MHz	100 kW	12/01/2003
	WFLB-FM	C	96.5 MHz	100 kW	12/01/2003
	WUKS-FM	C3	107.7 MHz	5.2 kW	12/01/2003
	WAZZ-AM	C	1490 kHz	1 kW day/night	12/01/2003
	WTEL-AM	B	1160 kHz	5 kW day/.25 kW night	12/01/2003

Augusta, GA	WGAC-AM	B	580 kHz	5 kW day/1 kW night	04/01/2004
	WGOR-FM	C3	93.9 MHz	13 kW	04/01/2004
	WCHZ-FM	C3	95.1 MHz	5.7 kW	04/01/2004
	WAJY-FM	A	102.7 MHz	3 kW	12/01/2003
	WRFN-FM	A	93.1 MHz	4.1 kW	04/01/2004
	WRDW-AM	B	1480 kHz	5 kW day/night	04/01/2004

      Transfers or Assignment of License. The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the licensee and proposed licensee, including:

•	compliance with the various rules limiting common ownership of media properties in a given market;

•	the character of the licensee and those persons holding attributable interests in the licensee; and

•	compliance with the Communications Act’s limitations on alien ownership as well as compliance with other FCC regulations and policies.

      To obtain FCC consent to assign or transfer control of a broadcast license, appropriate applications must be filed with the FCC. If the application involves a substantial change in ownership or control, the application must be placed on public notice for not less than 30 days during which time petitions to deny or other objections against the application may be filed by interested parties, including members of the public. These types of petitions are filed from time to time with respect to proposed acquisitions. For example, a petition to deny the assignment of the FCC licenses involved in our pending acquisition of two radio stations in Augusta has been filed, with the result that we are unable to predict when the transaction will be completed. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC usually has an additional ten days to set aside the grant on its own motion. If the application does not involve a substantial change in ownership or control, it is a pro forma application. The pro forma application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application.

      Multiple Ownership Rules. The Communications Act and FCC rules impose specific limits on the number of commercial radio stations an entity can own in a single market. These rules may preclude us from acquiring certain stations we might otherwise seek to acquire. The rules also effectively prevent us from selling stations in a market to a buyer that has reached its ownership limit in the market. The local radio ownership rules are as follows:

•	in markets with 45 or more commercial radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;

•	in markets with 30 to 44 commercial radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;

•	in markets with 15 to 29 commercial radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and

•	in markets with 14 or fewer commercial radio stations, ownership is limited to five commercial stations or no more than 50% of the market’s total, whichever is lower, and no more than three of which can be either AM or FM.

      The FCC is also reportedly considering proposing a policy that would give special review to a proposed transaction if it would enable a single owner to attain a high degree of revenue concentration in a market.

      The FCC recently revised its radio/television cross-ownership rule to allow for greater common ownership of television and radio stations. The revised radio/television cross-ownership rule permits a single owner to own up to two television stations, consistent with the FCC’s rules on common ownership of television stations, together with one radio station in all markets. In addition, an owner will be permitted to own additional radio stations, not to exceed the local ownership limits for the market, as follows:

•	in markets where 20 media voices will remain, an owner may own an additional 5 radio stations, or, if the owner only has one television station, an additional 6 radio stations; and

•	in markets where 10 media voices will remain, an owner may own an additional 3 radio stations.

      A media voice includes each independently-owned, full power television and radio station and each daily newspaper, plus one voice for all cable television systems operating in the market.

      In addition to the limits on the number of radio stations and radio/ television combinations that a single owner may own, the FCC’s broadcast/newspaper cross-ownership rule prohibits the same owner from owning a broadcast station and a daily newspaper in the same geographic market.

      The FCC generally applies its ownership limits to attributable interests held by an individual, corporation, partnership or other association. In the case of corporations controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation’s voting stock are generally attributable. In addition, certain passive investors are attributable if they hold 20% or more of the corporation’s voting stock. If a single individual or entity controls more than 50% of a corporation’s voting stock, however, the interests of other stockholders are generally not attributable unless the stockholders are also officers or directors of the corporation.

      The FCC recently adopted a new rule, known as the equity-debt-plus rule, that causes certain creditors or investors to be attributable owners of a station, regardless of whether there is a single majority stockholder. Under this new rule, a major programming supplier or a same-market owner will be an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station’s total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station’s weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television and newspapers, located in the same market as the station, but only if the owner is attributable under an FCC attribution rule other than the equity-debt-plus rule. If attribution under the equity-debt-plus rule results in a violation of the FCC’s multiple ownership rules, each affected party must come into compliance with those rules, by reducing or eliminating the party’s interest in the affected media outlets or obtaining a waiver from the FCC, no later than August 5, 2000. The attribution rules limit the number of radio stations we may acquire or own in any market.

      Alien Ownership Rules. The Communications Act prohibits the issuance or holding of broadcast licenses by aliens, including any corporation if more than 20% of its capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. Our certificate of incorporation prohibits the ownership, voting and transfer of our capital stock in violation of the FCC restrictions, and prohibit the issuance of capital stock or the voting rights such capital stock represents to or for the account of aliens or corporations otherwise subject to domination or control by aliens in excess of the FCC limits. The certificate of incorporation authorizes our board of directors to enforce these prohibitions. For example, the certificate of incorporation provides for the redemption of shares of our capital stock by action of the board of directors to the extent necessary to comply with these alien ownership restrictions.

      Time Brokerage Agreements. Over the past few years, a number of radio stations have entered into what have commonly been referred to as time brokerage agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with FCC’s rules and policies. Under these arrangements, separately-owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of time brokerage agreement is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee’s station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

      The FCC’s rules provide that a radio station that brokers more than 15% of the weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of FCC’s local radio ownership limits. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another radio station in the same market if we could not own the brokered station under the local ownership rules, unless our programming on the brokered station constituted 15% or less of the brokered station’s programming time on a weekly basis. The FCC has recently revised this rule so that, when the revised rule takes effect, the attribution for radio time brokerage agreements will apply for all of the FCC’s multiple ownership rules, as well as its local radio ownership rules. FCC rules also prohibit a broadcast station from duplicating more than 25% of its programming on another station in the same broadcast service, that is AM-AM or FM-FM through a time brokerage agreement where the brokered and brokering stations which it owns or programs serve substantially the same area.

      Programming and Operations. The Communications Act requires broadcasters to serve the public interest. The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the station’s community of license and to maintain records demonstrating this responsiveness. Complaints from listeners concerning a station’s programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although listener complaints may be filed at any time, are required to be maintained in the station’s public file and generally may be considered by the FCC at any time. Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act. Those rules regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, obscene and indecent broadcasts and technical operations, including limits on human exposure to radio frequency radiation. In addition, the FCC rules formerly required that licensees develop and implement programs designed to promote equal employment opportunities and submit reports to the FCC with respect to these matters on an annual basis and in connection with a renewal application. The U.S. Court of Appeals for the District of Columbia has declared some of these employment rules unconstitutional. The FCC recently initiated a rulemaking proceeding to reestablish its employment regulations.

      The FCC recently issued a decision holding that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time which the station offers to its commercial advertisers. This decision is currently being reconsidered by the FCC. The effect that this FCC decision will have on our programming and commercial advertising operations is uncertain.

      Proposed and Recent Changes. Congress and the FCC may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our radio stations, including the loss of audience share and advertising revenues for our radio stations, and an inability to acquire additional radio stations or to finance those acquisitions. Such matters may include:

•	changes in the FCC’s cross-interest, multiple ownership and attribution policies.

•	regulatory fees, spectrum use fees or other fees on FCC licenses;

•	foreign ownership of broadcast licenses;

•	restatement in revised form of FCC’s equal employment opportunity rules and revisions to the FCC’s rules relating to political broadcasting;

•	technical and frequency allocation matters; and

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio.

      The FCC currently is considering standards for evaluating, authorizing, and implementing terrestrial digital audio broadcasting technology, including In-Band On-Channel™ technology for FM radio stations. Digital audio broadcasting’s advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-Band On-Channel technology would permit an FM station to transmit radio programming in both analog and digital formats, or in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what regulations the FCC will adopt regarding Digital Audio Broadcasting or In-Band On-Channel technology and what effect such regulations would have on our business or the operations of its radio stations.

      On January 20, 2000, the FCC voted to adopt rules creating a new low power FM radio service. The FCC has not yet released the text of its decision. However, the FCC has provided information about the new rules in a press release. When they are released, the actual rules may include additional material details or vary in a material way from the information provided by the FCC in its press release.

      According to the FCC’s press release, the new low power stations will operate at a maximum power of between 10 and 100 watts in the existing FM commercial and non-commercial band. Eligible licensees will be noncommercial government or private educational organizations, associations or entities; non-profit entities with educational purposes; or government or non-profit entities providing local public safety or transportation services. No existing broadcaster or other media entity, including Beasley, will be permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants will be required to show a connection with the area in which they propose to operate a station. Applicants will not be permitted to own more than one station nationwide. After the initial two year period, non-local entities will be allowed to apply for stations and own up to five stations nationwide. After three years, the limit will be raised to ten stations nationwide. The authorizations for the new stations will not be transferable. The FCC has stated that it intends to begin accepting applications for new stations during the next several months.

      At this time, it is difficult to assess the competitive impact of these new stations. The new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference. However, if low power FM stations are licensed in the markets which Beasley operates its stations, the low power stations may compete for listeners and advertisers. The low power stations may also limit the ability of Beasley to obtain new licenses, to modify its existing facilities or cause interference to areas of existing service that are not protected by the FCC’s rules. Any of these events may materially and adversely impact the operating performance of Beasley.

      Finally, the FCC has adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed for new or major change applications which are mutually exclusive. Such procedures may limit our efforts to modify or expand the broadcast signals of our stations.

      We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

      Federal Antitrust Laws. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission or the Department of Justice, may investigate certain acquisitions. We cannot predict the outcome of any specific FTC or Department of Justice investigation. Any decision by the FTC or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms.

      For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Act requires the parties to file Notification and Report Forms concerning antitrust issues with the FTC and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. If the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including restructuring the proposed acquisition or divesting assets. In addition, the investigating agency could file suit in federal court to enjoin the acquisition or to require the divestiture of assets, among other remedies. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the FTC or the Department of Justice under the antitrust laws before or after consummation. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

      As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that local marketing agreements, joint sales agreements, time brokerage agreements and other similar agreements customarily entered into in connection with radio station transfers could violate the Hart-Scott-Rodino Act if such agreements take effect prior to the expiration of the waiting period under the Hart-Scott-Rodino Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Act and has challenged joint sales agreements in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the Department of Justice has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed these benchmarks.

Employees

      On December 31, 1999, we had a staff of 418 full-time employees and 127 part-time employees. We are a party to a collective bargaining agreement with the American Federation of Television and Radio Artists. This agreement applies only to some employees at WXTU-FM in Philadelphia. The provisions of the collective bargaining agreement remain in full force until March 31, 2000 and continue thereafter for one-year periods unless notice of proposed termination is given by either party at least 60 days before the termination date. We believe that our relations with our employees are good.

Environmental

      As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

Properties And Facilities

      The types of facilities required to support each of our radio stations include offices, studios and transmitter and antenna sites. We typically lease our studio and office space with lease terms that expire in six months to ten years, although we do own some of our facilities. Our principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, Florida. We lease that building from an affiliated company. We currently have a month to month lease and we pay approximately $7,400 per month. After the reorganization, we intend to enter into a long-term lease for the same offices at a market rent. We lease a majority of our main transmitter and antenna sites. The transmitter and antenna site for each station is generally located so as to provide maximum market coverage, consistent with the station’s FCC license.

      No one facility is material to us. We believe that our facilities are generally in good condition and suitable for our operations. However, we continually look for opportunities to upgrade our facilities and may do so in the future. Substantially all of our properties and equipment serve as collateral for our obligations under our credit facility.

Legal Proceedings

      We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

      On December 29, 1998, we filed a lawsuit in the Circuit Court of the Eleventh Judicial Circuit, Miami-Dade County, against the Florida Marlins Inc., Florida Marlins Baseball Team, Ltd., and Front Row Communications for breach of contract and other related claims. The lawsuit is based on actions taken by the Florida Marlins major league baseball team to trade or release key players of the Marlins after the 1997 season, thereby transforming the Marlins into a non-competitive team. On January 14, 2000, the court dismissed the Marlins’ motion for summary judgment. During the nine months ended September 30, 1999, we accrued a $5.7 million charge associated with the contract. See “Management Discussion and Analysis of Results of Operations and Financial Conditions and Results of Operations.” On May 22, 1999, the Marlins countersued for breach of contract. We intend to pursue our legal action against the Marlins and seek dismissal of their countersuit. We cannot yet determine the outcome of these lawsuits.

MANAGEMENT

      The following table provides information concerning our directors and executive officers.

Name	Age	Position

George G. Beasley	67	Chairman and Chief Executive Officer

Bruce G. Beasley	42	President, Chief Operating Officer and Director

B. Caroline Beasley	37	Vice President, Chief Financial Officer, Secretary, Treasurer and Director

Brian E. Beasley	40	Vice President of Operations and Director

Joe B. Cox	60	Nominee for Director

Mark S. Fowler	58	Nominee for Director

      George G. Beasley founded Beasley Broadcast Group in 1961 and has served since inception as our Chairman and Chief Executive Officer. Mr. Beasley served on the North Carolina Association of Broadcasters’ Board of Directors for eight years and has served that Association as President and Vice President. Mr. Beasley was awarded the Distinguished Broadcaster of North Carolina Award in 1998. Mr. Beasley has a B.A. and M.A. from Appalachian State University. George G. Beasley is the father of Bruce G. Beasley, B. Caroline Beasley and Brian E. Beasley.

      Bruce G. Beasley has served as our President and Chief Operating Officer since 1997 and as one of our directors since 1980. He began his career in the broadcasting business with Beasley Broadcast Group in 1975 and since that time has served in various capacities including General Sales Manager of a radio station, General Manager of a radio station and Vice President of Operations of Beasley. Currently, Mr. Beasley oversees the operation of all radio stations. Mr. Beasley serves on the Boards of Directors of the North Carolina Association of Broadcasters and the Radio Advertising Bureau. Mr. Beasley has a B.S. from East Carolina University. Mr. Beasley is the son of George G. Beasley and the brother of B. Caroline Beasley and Brian E. Beasley.

      B.  Caroline Beasley has served as our Vice President, Chief Financial Officer and Secretary since 1994 and as one of our directors since 1983. She joined Beasley Broadcast Group in 1983 and since that time has served in various capacities including Business Manager, Assistant Controller and Corporate Controller. Ms. Beasley is a member of the Broadcast and Cable Financial Management Association. Ms. Beasley has a B.S. from the University of North Carolina at Chapel Hill. Ms. Beasley is the daughter of George G. Beasley and the sister of Bruce G. Beasley and Brian E. Beasley.

      Brian E. Beasley has served as our Vice President of Operations since 1997 and as one of our directors since 1982. He began his career in broadcasting during high school in 1977. He joined Beasley full-time in 1982 as General Manager of the previously-owned cable TV division. In 1985, he became Senior Account Executive to a radio station. Since that time, Mr. Beasley has served as General Manager to three different radio stations and most recently has been named Vice President of Operations. Mr. Beasley has a B.S. from East Carolina University. Mr. Beasley is the son of George G. Beasley and the brother of Bruce G. Beasley and B. Caroline Beasley.

      Joe B. Cox has been nominated to serve as director of Beasley Broadcast Group. Mr. Cox is a partner at the law firm of Cummings and Lockwood. Mr. Cox has practiced law for 33 years, primarily in the tax, corporate and estate law areas. Mr. Cox is a director of Citizens National Bank.

      Mark S. Fowler has been nominated to serve as director of Beasley Broadcast Group. Mr. Fowler currently is counsel at the law firm of Latham & Watkins, where he has been employed since 1987. Mr. Fowler has served as Chairman of UniSite, Inc. since 1994 and Chairman of Assure Sat, Inc.

since 1997. Mr. Fowler is also a director of Pac-West Telecomm, Inc. and Talk.com, Inc. Mr. Fowler served as Chairman of the FCC from 1981 until 1987.

Committees Of The Board Of Directors

      Our board of directors has established an audit committee and a compensation committee.

      Audit Committee. Immediately after the offering, the audit committee will consist of Joe B. Cox and Mark S. Fowler. The responsibilities of the audit committee include:

•	recommending to the board of directors independent public accountants to conduct the annual audit of our financial statements;

•	reviewing the proposed scope of the audit and approving the audit fees to be paid;

•	reviewing our accounting and financial controls with the independent public accountants and our financial and accounting staff; and

•	reviewing and approving transactions, other than compensation matters, between us and our directors, officers and affiliates.

      Compensation Committee. Immediately after the offering, our compensation committee will consist of Joe B. Cox and Mark S. Fowler. The compensation committee provides a general review of our compensation plans to ensure that they meet corporate objectives. The responsibilities of the compensation committee also include administering and interpreting our 2000 equity plan.

Director Compensation

      Directors are not paid any cash fees or additional compensation for services as members of the board of directors or any committee of the board. All directors will be reimbursed any expenses incurred, where appropriate. Upon election to our board, independent directors will automatically receive grants of options to purchase Class A common stock under our 2000 equity plan.

Executive Officer Compensation

      Currently, all executive officers of Beasley Broadcast Group are compensated by Beasley Broadcasting Management Corp. and receive no direct compensation from Beasley Broadcast Group. The following table provides summary information concerning compensation paid to or earned by our Chief Executive Officer and our other most highly compensated executive officers for services rendered during the year ended December 31, 1999. No stock options or stock appreciation rights were granted to our Chief Executive Officer or the other executive officers listed in the table below for the year ended December 31, 1999.

Summary Compensation Table

	Annual Compensation

				All
				Other
Name and Principal Position	Year	Salary	Bonus	Compensation

George G. Beasley

Chairman and Chief Executive Officer	1999	$434,094	—	$399,840 *
Bruce G. Beasley

President and Chief Operating Officer	1999	$300,365	—	—
B. Caroline Beasley

Chief Financial Officer	1999	$222,599	—	—
Brian E. Beasley

Vice President of Operations	1999	$266,259	—	—

*	Amounts attributable to the term portion of split-dollar life insurance policies.

Employment Agreements

      George G. Beasley Employment Agreement. We are entering into a three year employment agreement with George G. Beasley pursuant to which he will serve as our Chief Executive Officer and Chairman of our board of directors. Mr. Beasley will receive an annual base salary of $500,000 effective upon the completion of the corporate reorganization contemplated by this offering, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. Mr. Beasley will also receive an option to purchase 487,500 shares of our Class A common stock under our 2000 equity plan at an exercise price equal to the initial public offering price. This option vests over the term of the employment agreement. We could incur severance obligations under the expected terms of the employment agreement in the event that Mr. Beasley’s employment is terminated without cause or if he resigns for good reason.

      Bruce G. Beasley Employment Agreement. We are entering into a three year employment agreement with Bruce G. Beasley pursuant to which he will serve as our President and Chief Operating Officer. Mr. Beasley will receive an annual base salary of $325,000 effective upon the completion of the corporate reorganization contemplated by this offering, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. Mr. Beasley will also receive an option to purchase 487,500 shares of our Class A common stock under our 2000 equity plan at an exercise price equal to the initial public offering price. This option vests over the term of the employment agreement. We could incur severance obligations under the expected terms of the employment agreement in the event that Mr. Beasley’s employment is terminated without cause or if he resigns for good reason.

      B.  Caroline Beasley Employment Agreement. We are entering into a three year employment agreement with B. Caroline Beasley pursuant to which she will serve as our Chief Financial Officer. Ms. Beasley will receive an annual base salary of $275,000 effective upon the completion of the corporate reorganization contemplated by this offering, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. Ms. Beasley will also receive an option to purchase 487,500 shares of our Class A common stock under our 2000 equity plan at an exercise price equal to the initial public offering price. This option vests over the term of the employment agreement. We could incur severance obligations under the expected terms of the employment agreement in the event that Ms. Beasley’s employment is terminated without cause or if she resigns for good reason. Ms. Beasley will also receive a $50,000 cash bonus upon completion of this offering.

      Brian E. Beasley Employment Agreement. We are entering into a three year employment agreement with Brian E. Beasley pursuant to which he will serve as our President of Operations. Mr. Beasley will receive an annual base salary of $300,000 effective upon the completion of the corporate reorganization contemplated by this offering, subject to an annual increase of not less than 5%, and an annual cash bonus at the discretion of the board of directors. Mr. Beasley will also receive an option to purchase 487,500 shares of our Class A common stock under our 2000 equity plan at an exercise price equal to the initial public offering price. This option vests over the term of the employment agreement. We could incur severance obligations under the expected terms of the employment agreement in the event that Mr. Beasley’s employment is terminated without cause or if he resigns for good reason.

2000 Equity Plan

      On the date of this prospectus, we will adopt The 2000 Equity Plan of Beasley Broadcast Group. This equity plan will be our first plan under which employee stock options will be granted. The principal purpose of the equity plan will be to attract, retain and motivate selected officers, employees, consultants and directors through the granting of stock-based compensation awards. The equity plan will provide for a variety of compensation awards, including non-qualified stock options, incentive stock options that are within the meaning of Section 422 of the Internal Revenue Code, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock-related benefits. A total of 3,000,000 shares of Class A common stock will be reserved for issuance under the equity plan, of which 2,500,000 shares will be subject to stock options that will be granted on the date of this prospectus. These options will have an exercise price per share equal to the initial public offering price.

      On the date of this prospectus, our board of directors will administer the equity plan with respect to all awards. Following the offering, a committee of independent directors, each of whom is a non-employee director for purposes of Rule 16b-3 under the Exchange Act and an outside director under Section 162(m) of the Internal Revenue Code, will administer grants to officers, employees and consultants. The full board will administer the equity plan with respect to options granted to independent directors.

      The equity plan will provide that the committee has the authority to select the employees and consultants to whom awards are to be made, to determine the number of shares to be subject to those awards and their terms and conditions, and to make all other determinations and to take all other actions necessary or advisable for the administration of the equity plan with respect to employees or consultants.

      The equity plan will also provide that as of the date of this prospectus, each of our independent director nominees will automatically be granted options to purchase 20,000 shares of our Class A common stock. These options will have an exercise price per share equal to the initial public offering price and will be exercisable with respect to 10,000 shares as of the date of grant and will become exercisable with respect to an additional 5,000 shares on each of the first two anniversaries of the date of grant. Independent directors who are initially elected to our board of directors following the initial public offering will be granted an option to purchase 20,000 shares of our Class A common stock on the date of their initial election. These options will have an exercise price per share equal to the fair market value per share of our Class A common stock as of the date of grant, and will be exercisable with respect to 10,000 shares as of the date of grant and will become exercisable with respect to an additional 5,000 shares on each of the first two anniversaries of the date of grant. The board may make additional option grants to our independent directors from time to time, in its discretion, on such terms as the board determines consistent with the equity plan.

      The committee and the board is authorized to adopt, amend and rescind rules relating to the administration of the equity plan, and to amend, suspend and terminate the equity plan. We have attempted to structure the equity plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Internal Revenue Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indebtedness to Affiliates

      From time to time we have incurred indebtedness to related parties and affiliated entities. As of December 31, 1999, our aggregate outstanding indebtedness to all related parties and affiliated entities was $51,103,052, including $4,116,428 of accrued and unpaid interest. As of September 30, 1999, our aggregate outstanding indebtedness was $52,964,440, including $5,968,349 of accrued and unpaid interest. The aggregate outstanding indebtedness was $48,870,870 and $50,131,992, including $2,462,806 and $3,287,592 of accrued and unpaid interest, as of December 31, 1997 and 1998, respectively. We intend to use a portion of the net proceeds from this offering to repay all indebtedness to related parties and affiliated entities outstanding at the completion of the offering. As of December 31, 1999, this indebtedness consisted of the following:

•	Our outstanding indebtedness to an affiliated entity owned by George G. Beasley, Shirley Beasley (the wife of George G. Beasley), B. Caroline Beasley, Bruce G. Beasely, Brian E. Beasley, Bradley C. Beasley and Robert E. Beasley was $25,976,006, including $276,477 of accrued and unpaid interest, as of December 31, 1999. As of September 30, 1999, our aggregate outstanding indebtedness was $27,354,912, including $1,655,383 of accrued and unpaid interest. The outstanding indebtedness was $25,788,038 and $25,876,547, including $88,509 and $177,018 of accrued and unpaid interest, as of December 31, 1997 and 1998, respectively. We incurred this indebtedness in August 1994 in connection with our purchase of WXTU-FM, in Philadelphia, from the affiliated entity. This indebtedness bears interest at a rate of 7.67% per year.

•	Our outstanding indebtedness to another affiliated entity, wholly owned by George G. Beasley, was $11,611,038, including $34,946 of accrued and unpaid interest, as of December 31, 1999. As of September 30, 1999, our aggregate outstanding indebtedness to this entity was $12,266,275, including $689,950 of accrued and unpaid interest. The outstanding indebtedness was $11,594,363 and $11,600,359, including $18,038 and $24,034 of accrued and unpaid interest, as of December 31, 1997 and 1998, respectively. We incurred this indebtedness in August 1994 in connection with our purchase of WPOW-FM, in the Miami-Ft. Lauderdale market, from the affiliated entity. This indebtedness bears interest at a rate of 7.67% per year.

•	In addition to the indebtedness specifically described above, from time to time we have borrowed funds from George G. Beasley and an affiliated entity wholly owned by George G. Beasley and Brian E. Beasley, to finance acquisitions, operations and other liquidity requirements. As of December 31, 1999, this other outstanding indebtedness was $13,516,008, including $3,805,005 of accrued and unpaid interest, at a weighted average interest rate of 7.34%. As of September 30, 1999, our aggregate outstanding indebtedness to this entity was $13,343,253, including $3,623,016 of accrued and unpaid interest. The outstanding indebtedness was $11,488,469 and $12,655,086, including $2,356,259 and $3,086,540 of accrued and unpaid interest, as of December 31, 1997 and 1998, respectively. The interest rate on this indebtedness ranges from zero to 9.25% per year.

Indebtedness from Affiliates

      From time to time George G. Beasley, members of his immediate family or entities affiliated with them have borrowed funds from us. As of December 31, 1999, the aggregate indebtedness to us was $9,420,093, including $1,175,065 of accrued and unpaid interest. As of September 30, 1999, the aggregate indebtedness to us was $9,230,601, including $993,972 of accrued and unpaid interest. The outstanding indebtedness was $8,640,062 and $8,680,491, including $983,257 and $467,062 of accrued and unpaid interest, as of December 31, 1997 and 1998, respectively. These notes bear interest at a rate of 9.25% per year, with the exception of two loans totaling approximately $550,000, which are non-interest bearing. The amounts owed to us by affiliates will be repaid at the closing of this offering.

Distribution to Affiliates

      Distributions to Mr. Beasley and members of his immediate family in their capacity as equity holders in the various entities comprising Beasley Broadcast Group during the periods ended December 31, 1997, 1998 and 1999 were approximately $20.7 million, $6.0 million and $4.3 million, respectively. A distribution of approximately $1.0 million was made to George G. Beasley in January 2000. Before the reorganization, an additional distribution of approximately $3.0 million will be made to members of the Beasley family for taxes payable by them on the income of the entities comprising Beasley Broadcast Group for the 1999 tax year.

Corporate Reorganization

      Currently, we exist as several separate subchapter S corporations and partnerships. In connection with this offering, our subchapter S corporation status will be terminated and all former subchapter S corporations and partnerships will become indirect, wholly-owned subsidiaries of Beasley Broadcast Group, Inc., through the exchange by our equity holders of their interests in the subchapter S corporations and partnerships for interests in Beasley Broadcast Group. Beasley Broadcast Group in turn will contribute those interests to Beasley Mezzanine Holdings. For a more detailed description of this transaction, see “Corporate Reorganization.”

Radio Towers Sale and Leaseback

      Prior to the offering, we intend to sell all of the radio towers and related real estate assets owned by Beasley Broadcast Group to Beasley Family Towers, Inc., which is owned by George G. Beasley, B. Caroline Beasley, Bruce G. Beasley, Brian E. Beasley, Bradley C. Beasley and Robert E. Beasley for approximately $3.4 million. We anticipate that the purchase price will be paid with an unsecured note payable to us from Beasley Family Towers bearing interest at the applicable federal rate in effect for the month in which the transaction occurs, although not less than 6%. In connection with this transaction, we expect to enter into a long-term lease agreement to lease the radio towers from Beasley Family Towers. We believe that the sale/leaseback transaction, taken as a whole, will be on terms at least as favorable to us as could have been obtained from an unaffiliated party. We may not own or operate radio towers as part of our business in the future and, to the extent we do not, we will not realize revenues from leasing towers to third parties. To the extent that we make future acquisitions, these transactions may be structured so that the radio towers, if any, are acquired by Beasley Family Towers and the other station operating assets and FCC licenses are acquired by us. In this event, we would lease the towers back under lease arrangements similar to the current lease.

Office and Studio Leases

      We lease office and studio broadcasting space for radio stations WRXK-FM and WXKB-FM in Ft. Myers, Florida from George G. Beasley. The current annual rent for this space is approximately $95,000. We believe that these lease agreements are on terms at least as favorable to us as could have been obtained from an unaffiliated party.

      We lease office space in Naples, Florida from Beasley Broadcasting Management Corp., which is wholly-owned by George G. Beasley. The current annual rent for the office space is approximately $90,000. We believe that the lease agreement are on terms at least as favorable to us as could have been obtained from an unaffiliated party.

Augusta Radio Tower Lease

      Our Augusta radio station, WCHZ-FM, leases its radio tower from Wintersrun Communications, Inc., which is owned by Geroge G. Beasley and Brian E. Beasley. The current annual rent for the tower is approximately $21,000. We believe that the lease agreement is on terms at least as favorable to us as could have been obtained from an unaffiliated party.

Management Agreement

      Beasley Broadcasting Management Corp. provides management services to Beasley Broadcast Group pursuant to a management services agreement. The fees are reallocated annually based on prior year station revenues and are paid to BBMC on a monthly basis. Aggregate management fees paid to BBMC were $2,233,161, $2,055,211 and $2,498,411 for the years ended December 31, 1996, 1997 and 1998 respectively. The management agreement will terminate upon consummation of this offering. We are not aware of a readily available market for radio corporate broadcasting management services. Because the relationship between BBMC and Beasley Broadcast Group is not comparable to relationships that those entities could have obtained with an unaffiliated party, we are uncertain whether the management services agreement was on terms as favorable as could have been obtained with an unaffiliated party. It is possible that the management services agreement was on terms less favorable than could have been obtained with an unaffiliated party, assuming that Beasley Broadcast Group could have obtained a similar agreement with an unaffiliated party.

PRINCIPAL STOCKHOLDERS

      The following tables set forth certain information as of December 31, 1999 regarding the beneficial ownership of our common stock after giving effect to the corporate reorganization and this offering, but without giving effect to the exercise of the underwriters’ over-allotment option, by:

•	each person known by us to beneficially own more than 5% percent of any class of our common stock;

•	each of our directors and our four executive officers; and

•	all of our directors, director nominees and executive officers as a group.

      Each stockholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. The number of Class B shares owned by George G. Beasley consists of 10,564,413 shares owned individually by him, 3,205,677 shares owned by the George Beasley Grantor Retained Annuity Trust dated November 16, 1999 and 39,835 shares owned by Shirley W. Beasley, Mr. Beasley’s spouse. The number of Class B shares owned by Bruce G. Beasley and B. Caroline Beasley each include 356,736 owned individually by each of them and 979,513 shares owned by the George Beasley Estate Reduction Trust dated June 7, 1999 as to which they share voting and dispositive power as trustees. Messrs. Cox and Fowler’s ownership consists of 10,000 immediately exercisable options to purchase Class A shares at the initial public offering price that will be granted on the date of this prospectus. Unless otherwise indicated, the address of the beneficial owner is c/ o Beasley Broadcasting Group, Inc., 3033 Riviera Drive, Suite 200, Naples, Florida 34103.

	Common Stock

	Class A		Class B

		Percent		Percent	Percent of	Percent of
	Number	of class	Number	of class	total	total
Name of	of	after the	of	after the	economic	voting
Beneficial Owner	shares	offering	shares	offering	interest	power

George G. Beasley	—	—	13,809,925	81.1%	56.8%	77.8%

Bruce G. Beasley	—	—	1,336,249	7.9	5.5	7.5

B. Caroline Beasley	—	—	1,336,249	7.9	5.5	7.5

Brian E. Beasley	—	—	420,265	2.5	1.7	2.4

Joe B. Cox	10,000	*	—	—	—	—

Mark S. Fowler	10,000	*	—	—	—	—

All directors, director nominees and executive officers as a group	20,000	*	15,923,175	93.5%	65.5%	89.7%

*  Less than 1%.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock gives effect to the consummation of the corporate reorganization described elsewhere in this prospectus as well as transactions contemplated under “Capitalization,” which will occur before or at the same time as this proposed offering of           Class A common stock by Beasley Broadcast Group in this offering. Our capital stock consists of:

•	175,000,000 authorized shares of common stock, $0.001 par value per share, which consists of (1) 100,000,000 shares of Class A common stock, of which 7,252,068 shares will be outstanding immediately after the offering, and 8,279,568 shares will be outstanding assuming the underwriters overallotment option is exercised in full, and (2) 75,000,000 shares of Class B common stock, of which 17,021,373 shares will be outstanding immediately after the offering; and

•	10,000,000 authorized shares of preferred stock, par value $0.001 per share, none of which is outstanding.

      The following is summary of the material provisions of our certificate of incorporation, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Class A Common Stock

      The holders of Class A common stock are entitled to one vote for each share held on all matters voted upon by stockholders, including the election of directors and any proposed amendment to the certificate of incorporation. The holders of Class A common stock are entitled to vote as a class to elect two independent directors to the board of directors. The holders of Class A common stock will be entitled to such dividends as may be declared at the discretion of the board of directors out of funds legally available for that purpose. No dividend may be declared or paid in cash or property on any share of any class of common stock unless simultaneously the same dividend is declared or paid on each share of that and every other class of common stock, provided that, in the event of stock dividends, holders of a specific class of common stock shall be entitled to receive only additional shares of that class. The holders of Class A common stock will be entitled to share ratably with all other classes of common stock in the net assets of Beasley Broadcast Group upon liquidation after payment or provision for all liabilities. The shares of Class A common stock are not convertible and are not subject to sinking fund or redemption provisions.

      We have applied to list our Class A common stock on The Nasdaq National Market under the symbol “BBGI.”

Class B Common Stock

      All of our Class B common stock is owned by George G. Beasley, our Chairman and Chief Executive Officer, and members of his immediate family. As holders of Class B common stock, they are entitled to the same rights, privileges, benefits and notices as the holders of Class A common stock, except that they will be entitled to ten votes per share. All shares of Class B common stock may be converted at any time into a like number of shares of Class A common stock at the option of the holder. A Class B common stock holder may transfer shares of Class B common stock held by it only to Class B Permitted Transferees, and Class B Permitted Transferees may transfer shares of Class B common stock only to other Class B Permitted Transferees. If any shares of Class B common stock are transferred to any person or entity other than a Class B Permitted Transferee, such shares will automatically be converted into a like number of shares of Class A common stock. Class B Permitted Transferees include George G. Beasley and his lineal descendents, their respective estates, spouses, former spouses, parents or grandparents, or lineal descendants thereof, and certain trusts and other entities for the benefit of, or beneficially owned by, these persons. The shares of Class B common stock are not subject to sinking fund or redemption provisions.

Preferred Stock

      We are authorized to issue 10,000,000 shares of preferred stock, par value $.001 per share. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights for the series, if any;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up; and

•	the redemption prices and terms applicable to the series, if any.

      Such rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock. There are currently no shares of preferred stock outstanding.

Foreign Ownership

      Beasley Broadcast Group’s certificate of incorporation restricts the ownership, voting and transfer of our capital stock, including the Class A common stock, in accordance with the Communications Act and the rules of the FCC, which prohibit the issuance of more than 25% of our outstanding capital stock, or more than 25% of the voting rights such stock represents, to or for the account of aliens, as defined by the FCC, or corporations otherwise subject to domination or control by aliens. Our certificate of incorporation prohibits any transfer of our capital stock that would cause a violation of this prohibition. The certificate of incorporation authorizes the board of directors to take action to enforce these prohibitions, including restricting the transfer of shares of capital stock to aliens and placing a legend restricting foreign ownership on the certificates representing the Class A common stock. In addition, the certificate of incorporation provides for the redemption of shares of our capital stock by action of the board of directors to the extent necessary to comply with alien ownership restrictions.

Limitations on Directors’ and Officers’ Liability

      Beasley Broadcast Group’s certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law, which specifies that a director of a company adopting such a provision will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for the liability for:

•	any breach of the director’s duty of loyalty to Beasley Broadcast Group or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Beasley Broadcast Group’s certificate of incorporation provides for mandatory indemnification of directors and officers and authorizes indemnification for employees and agents in such manner, under such circumstances and to the fullest extent permitted by the Delaware General Corporation Law. The Delaware General Corporate Law generally authorizes indemnification as to all expenses incurred or imposed as a result of actions, suits or proceedings if the indemnified parties act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of Beasley. We believe these provisions are necessary and useful to attract and retain qualified persons as directors. Beasley Broadcast Group maintains directors and officers insurance for the benefit of its directors and officers. There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is our transfer agent and registrar.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, we will have 7,252,068 shares of Class A common stock and 17,021,373 shares of Class B common stock issued and outstanding, assuming no exercise of the underwriter’s over-allotment option. Of these shares, the 6,850,000 shares of Class A common stock sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction in the public market, except to the extent that our affiliates acquired any of these shares. Resales of shares acquired by affiliates are subject to restrictions under Rule 144 of the Securities Act. The remaining shares of Class A common stock and all shares of Class B common stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and these shares are restricted securities under Rule 144. The holding period for purposes of Rule 144 of these securities begins on the date of this prospectus. The number of restricted shares available for sale in the public market is limited by the restrictions under Rule 144, as described below.

      All of our directors, officers and each of our current stockholders have agreed pursuant to lock-up agreements not to sell or otherwise dispose of shares representing approximately 402,068 shares of Class A common stock and 17,021,373 shares of Class B common stock for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. The restricted securities will generally be available for sale in the open market, subject to the lock-up agreements and the applicable requirements of Rule 144.

      Under Rule 144 a stockholder or stockholders whose shares are aggregated who has beneficially owned restricted securities for at least one year, including persons who may be deemed affiliates under Rule 144, is generally entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the class of common stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, subject to certain manner of sale limitations. A stockholder who is deemed not to have been an affiliate for at least three months prior to the date of sale and who has beneficially owned restricted securities for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations described above.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated February   , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

Number
Underwriter	of Shares

Credit Suisse First Boston Corporation

Banc of America Securities LLC

Deutsche Bank Securities Inc.

Salomon Smith Barney Inc.

Total	6,850,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the Class A common stock may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,027,500 additional shares of Class A common stock from us at the initial public offering price less underwriting discounts and commissions. The options may be exercised only to cover any over-allotments of Class A common stock.

      The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $     per share. The underwriters and selling group members may allow a discount of $     per share on sales to other broker/ dealers. After the initial public offering, the public offering price and concession and discount to broker/ dealers may be changed by the representatives.

      The following table summarizes the compensation and estimated expenses of $           we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

      The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of Class A common stock being offered.

      We and our directors, officers and members of senior management and each of our current stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our capital stock or publicly disclose the intention to make an offer, sale, pledge, disposition or filing without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except (1) with respect to us, pursuant to or in connection with employee stock option or employee stock purchase plans or other employee or non-employee director or key advisor compensation arrangements or agreements, in effect on the date of this prospectus and (2) in connection with the conversion of shares of Class B common stock solely into shares of Class A common stock.

      The underwriters have reserved for sale, at the initial public offering price, up to 342,500 shares of the Class A common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent those persons purchase the reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

      We are applying to list the shares of Class A common stock on The Nasdaq National Market under the symbol “BBGI.”

      Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price for the Class A common stock will be negotiated by us and the representatives. Among the principal factors to be considered in determining the initial public offering price will be:

•	market conditions for initial public offerings;

•	the history of and prospects for our business, our past and present operations;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in businesses similar to ours; and

•	the general condition of the securities markets.

There can be no assurance that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

      The representatives may engage in over-allotment, stabilizing transactions and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of Class A common stock originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Class A common stock are effected. Accordingly, any resale of the Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations Of Purchasers

      Each purchaser of Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase such shares of Class A common stock without the benefit of a prospectus qualified under such securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights Of Action (Ontario Purchasers)

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement Of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice To British Columbia Residents

      A purchaser of Class A common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of Class A Common Stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order (BOR) #95/17, a copy of which may be obtained from Beasley Broadcast Group, Inc. Only one report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.

Taxation And Eligibility For Investment

      Canadian purchasers of Class A common stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares of Class A common stock in their particular circumstances and with respect to the eligibility of the shares of Class A common stock for investment by the purchaser under relevant Canadian legislation.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Class A common stock by a non-U.S. holder. As used herein, the term non-U.S. holder means a holder that for United States federal income tax purposes is an individual or entity other than:

•	a citizen or individual resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, U.S. Treasury regulations promulgated in the future provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      In general, an individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

      This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level, or that may be relevant to various types of non-U.S. holders which may be subject to special treatment under United States federal income tax laws, including, for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities and holders of securities held as part of a straddle, hedge, or conversion transaction, and does not address U.S. state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. Accordingly, prospective investors may wish to consult their tax advisers regarding the United States federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of common stock.

Dividends

      We do not anticipate declaring or paying cash dividends on our Class A common stock in the near future. However, if dividends are paid on shares of our Class A common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or the lower rate provided by the income tax treaty between the United States and a foreign country if the non-U.S. holder is treated as a resident of that foreign country within the meaning of the applicable treaty. non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor, which form under U.S. Treasury regulations generally requires the non-U.S. holder to provide a U.S. taxpayer identification number. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or the lower rate specified by an applicable income tax treaty.

      Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations generally effective for payments made after December 31, 2000, however, a non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements.

      A non-U.S. holder of our Class A common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

Gain on disposition of common stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our Class A common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, where a tax treaty is attributable to a United States permanent establishment or, in the case of an individual, a fixed base of the non-U.S. holder;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

•	we are or have been a U.S. real property holding corporation for federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the period that the non-U.S. holder held our Class A common stock; or

•	the non-U.S. holder is subject to tax under provisions applicable to certain former citizens or residents of the United States.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. The tax with respect to stock in a U.S. real property holding corporation does not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

      If a non-U.S. holder who is an individual is subject to tax under the first bullet point above, the individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual non-U.S. holder is subject to tax under the second bullet point above, the individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by particular United States capital losses, notwithstanding the fact that the individual is not considered a resident alien of the United States. Thus, individual non-U.S. holders who have spent, or expect to spend, more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of that sale.

      If a non-U.S. holder that is a foreign corporation is subject to tax under the first bullet point above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Federal estate tax

      Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, maybe subject to United States federal estate tax.

Information reporting and backup withholding tax

      Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

      United States backup withholding, which generally is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish information under the United States information reporting requirements, generally will not apply:

•	to dividends paid to non-U.S. holders that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding; or

•	before January 1, 2001, to dividends paid to a non-U.S. holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. holder.

Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of our common stock to beneficial owners that are not exempt recipients and that fail to provide identifying information in the manner required.

      The payment of the proceeds of the disposition of our common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has particular types of U.S. relationships. In the case of the payment of proceeds from the disposition of our common stock effected by a foreign office of a broker that is a U.S. person or a U.S. related person, existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the non-U.S. Holder’s foreign status and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person includes:

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign person 50% or more of whose gross income for a certain period is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

      The U.S. Treasury regulations, which are generally effective for payment made after December 31, 2000, alter the foregoing rules in certain respects. Among other things, these regulations provide presumptions under which a non-U.S. holder is subject to backup withholding at the rate of 31% and information reporting unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:

•	directly by the non-U.S. holder;

•	in the case of a non-U.S. holder that is treated as a partnership or other fiscally transparent entity, by the partners, stockholders or other beneficiaries of that entity; or

•	by particular qualified financial institutions or other qualified entities on behalf of the non-U.S. holder.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

LEGAL MATTERS

      Latham & Watkins, Washington, DC, will opine upon the validity of the Class A common stock offered by this prospectus and other matters specified in the underwriting agreement for Beasley Broadcast Group. Weil, Gotshal & Manges LLP, New York, New York has represented the underwriters in connection with this offering.

EXPERTS

      The combined financial statements of Beasley FM Acquisition Corp. and related companies as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Commission a Registration Statement on Form S-1 regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. You may read and copy the registration statement, the related exhibits and the other material we file with the Commission at the Commission’s public reference room in Washington, D.C. and at the Commission’s regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site’s address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: 3033 Riviera Drive, Suite 200, Naples, Florida 34103, (941) 263-5000, Attention: Chief Financial Officer.

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

INDEX TO COMBINED FINANCIAL STATEMENTS

Page

Combined Financial Statements

Independent Auditor’s Report	F-2

Combined Balance Sheets as of December 31, 1997 and 1998 and September 30, 1999	F-3

Combined Statements of Operations for the Years Ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999	F-4

Combined Statements of Stockholders’ Equity for the Years Ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999	F-5

Combined Statements of Cash Flows for the Years Ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999	F-6

Notes to Combined Financial Statements	F-7

Financial Statement Schedule — Valuation and Qualifying Accounts	F-24

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Beasley FM Acquisition Corp.
and Related Companies:

      We have audited the accompanying combined balance sheets of Beasley FM Acquisition Corp. and Related Companies as of December 31, 1997, 1998 and September 30, 1999, and the related combined statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 1998 and for the nine month period ended September 30, 1999. In connection with our audits of the combined financial statements, we have also audited the accompanying financial statement schedule as listed in the accompanying index. These combined financial statements and the accompanying financial statement schedule are the responsibility of the management of Beasley FM Acquisition Corp. and Related Companies. Our responsibility is to express an opinion on these combined financial statements and the accompanying financial statement schedule based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Beasley FM Acquisition Corp. and Related Companies as of December 31, 1997, 1998 and September 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 and for the nine month period ended September 30, 1999, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Tampa, Florida

December 17, 1999

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

COMBINED BALANCE SHEETS

	December 31,			Pro forma
			September 30,	September 30,
	1997	1998	1999	1999

				(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$7,677,863	$4,759,598	$5,757,663	$2,757,663

Restricted cash	1,250,000	—	—	—

Accounts receivable, less allowance for doubtful accounts of $1,092,000 in 1997, $589,352 in 1998 and $550,155 in 1999	16,093,254	16,452,751	17,368,120	17,368,120

Trade sales receivable	1,263,616	1,744,225	1,176,045	1,176,045

Other receivables	959,932	894,319	665,102	665,102

Program rights	1,307,230	3,185,417	—	—

Prepaid expenses and other	814,064	1,292,333	2,609,545	2,609,545

Deferred tax asset	—	—	—	4,027,000

Total current assets	29,365,959	28,328,643	27,576,475	28,603,475

Property and equipment, net	18,338,317	16,504,051	16,113,766	16,113,766

Notes receivable from related parties	540,471	556,796	556,796	556,796

Intangibles, net	145,487,608	151,048,465	141,085,688	150,042,688

Other assets	1,015,237	1,520,515	1,871,727	1,871,727

Total assets	$194,747,592	$197,958,470	$187,204,452	$197,188,452

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Current installments of long-term debt	$648,754	$161,048	$3,915,150	$3,915,150

Notes payable to related parties	9,643,489	10,303,427	10,356,687	10,356,687

Accounts payable	3,983,940	6,291,719	3,444,061	3,444,061

Accrued expenses	5,038,444	5,729,212	13,797,212	13,797,212

Trade sales payable	1,296,672	1,378,116	1,240,997	1,240,997

Total current liabilities	20,611,299	23,863,522	32,754,107	32,754,107

Long-term debt, less current installments	114,719,660	125,847,961	121,964,417	121,964,417

Long-term debt to related parties	37,275,622	37,275,622	37,275,622	37,275,622

Minority interest	715,679	68,620	—	—

Deferred tax liability	—	—	—	30,932,000

Total liabilities	173,322,260	187,055,725	191,994,146	222,926,146

Commitments and contingencies (note 7)

Common stock	4,530,352	4,530,352	4,530,352	4,530,352

Additional paid-in capital	30,428,164	32,010,375	32,010,375	(21,045,643)

Accumulated deficit	(5,433,593)	(16,965,687)	(32,108,018)	—

Treasury stock	—	(548,600)	(548,600)	(548,600)

Stockholders’ equity (deficit)	29,524,923	19,026,440	3,884,109	(17,063,891)

Notes receivable from stockholders	(8,099,591)	(8,123,695)	(8,673,803)	(8,673,803)

Net stockholders’ equity (deficit)	21,425,332	10,902,745	(4,789,694)	(25,737,694)

Total liabilities and stockholders’ equity	$194,747,592	$197,958,470	$187,204,452	$197,188,452

See accompanying notes to combined financial statements.

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

COMBINED STATEMENTS OF OPERATIONS

				Nine months ended
	Year ended December 31,			September 30,

	1996	1997	1998	1998	1999

				(Unaudited)

Net revenues	$62,413,627	$73,703,506	$81,433,406	$59,675,181	$67,452,508

Costs and expenses:

Program and production	15,019,794	20,452,087	22,494,250	17,506,132	20,885,797

Sales and advertising	16,683,541	19,526,240	23,110,566	16,934,090	18,449,906

Station general and administrative	10,459,900	12,959,606	13,464,792	9,281,200	10,041,276

Corporate general and administrative	2,233,161	2,055,211	2,498,411	1,886,040	1,934,979

Depreciation and amortization	8,316,212	14,173,650	16,096,653	11,941,860	11,823,892

Impairment loss on long-lived assets	—	4,124,249	—	—	—

Loss on committed contracts	—	—	—	—	5,730,318

	52,712,608	73,291,043	77,664,672	57,549,322	68,866,168

Operating income (loss)	9,701,019	412,463	3,768,734	2,125,859	(1,413,660)

Other income (expense):

Interest expense	(9,339,956)	(13,605,937)	(13,601,867)	(10,250,510)	(9,962,346)

Other non-operating expenses	(3,706,972)	(2,003,745)	(1,580,554)	(1,450,201)	(243,071)

Interest income	378,378	887,904	817,567	734,498	714,477

Other non-operating income	1,133,879	93,191	348,890	305,690	—

Gain (loss) on sale of radio stations	16,772,760	82,067,223	4,028,013	(328,000)	—

Minority interest	169,318	615,003	647,059	628,943	68,620

Net income (loss)	$15,108,426	$68,466,102	$(5,572,158)	$(8,233,721)	$(10,835,980)

Pro forma income tax expense (benefit) (unaudited)	$5,885,000	$26,507,000	$(2,085,000)	$(3,130,000)	$(4,133,000)

Pro forma net income (loss) (unaudited)	$9,223,426	$41,959,102	$(3,487,158)	$(5,103,721)	$(6,702,980)

Pro forma basic and diluted net income (loss) per share (unaudited)	$0.53	$2.41	$(0.20)	$(0.29)	$(0.38)

Pro forma basic and diluted common shares outstanding (unaudited)	17,423,441	17,423,441	17,423,441	17,423,441	17,423,441

See accompanying notes to combined financial statements.

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Notes	Net
		Receivable	Stockholders’
	Stockholders’	From	Equity
	Equity	Stockholders	(deficit)

Balances at December 31, 1995	$(42,651,786)	$(137,504)	$(42,789,290)

Common stock issued	20	—	20

Net income	15,108,426	—	15,108,426

Capital contributions	18,123,790	—	18,123,790

Stockholders distributions	(11,601,989)	—	(11,601,989)

Loans to stockholders	—	(4,542,752)	(4,542,752)

Balances at December 31, 1996	(21,021,539)	(4,680,256)	(25,701,795)

Net income	68,466,102	—	68,466,102

Capital contributions	2,764,553	—	2,764,553

Stockholders distributions	(20,684,193)	—	(20,684,193)

Loans to stockholders	—	(3,419,335)	(3,419,335)

Balances at December 31, 1997	29,524,923	(8,099,591)	21,425,332

Net loss	(5,572,158)	—	(5,572,158)

Capital contributions	1,582,211	—	1,582,211

Stockholders distributions	(5,959,936)	—	(5,959,936)

Purchase of common stock	(548,600)	—	(548,600)

Loans to stockholders	—	(1,206,446)	(1,206,446)

Payment of notes receivable from stockholders	—	1,182,342	1,182,342

Balances at December 31, 1998	19,026,440	(8,123,695)	10,902,745

Net loss	(10,835,980)	—	(10,835,980)

Stockholders distributions	(4,306,351)	—	(4,306,351)

Loans to stockholders	—	(550,108)	(550,108)

Balances at September 30, 1999	$3,884,109	$(8,673,803)	$(4,789,694)

See accompanying notes to combined financial statements

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

COMBINED STATEMENTS OF CASH FLOWS

				Nine months ended
	Year ended December 31,			September 30,

	1996	1997	1998	1998	1999

				(Unaudited)

Cash flows from operating activities:

Net income (loss)	$15,108,426	$68,466,102	$(5,572,158)	$(8,233,721)	$(10,835,980)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	8,316,212	14,173,650	16,096,653	11,941,860	11,823,892

(Gain) loss on sale of radio stations	(16,772,760)	(82,067,223)	(4,028,013)	328,000	—

Impairment loss on long-lived assets	—	4,124,249	—	—	—

Loss on committed contracts	—	—	—	—	5,730,318

Minority interest	1,330,682	(615,003)	(647,059)	(628,943)	(68,620)

Change in assets and liabilities net of effects of acquisitions and dispositions of radio stations:

Increase in receivables	(4,500,133)	(2,230,690)	(782,146)	(1,056,536)	(117,972)

(Increase) decrease in program rights	—	(1,307,230)	(1,878,187)	(1,081,833)	3,185,417

Increase in prepaid expense and other	(159,001)	(600,293)	(476,296)	(528,361)	(1,317,212)

Increase in intangibles	(14,258)	(100,000)	(267,331)	(256,239)	—

Increase in other assets	(253,902)	(233,426)	(506,431)	(341,049)	(351,212)

Increase (decrease) in payables and accrued expenses	2,247,921	1,975,886	2,981,506	4,991,209	(663,564)

Net cash provided by operating activities	5,303,187	1,586,022	4,920,538	5,134,387	7,385,067

Cash flows from investing activities:

Capital expenditures for property and equipment	(2,860,624)	(2,307,214)	(1,586,933)	(913,219)	(1,470,830)

Proceeds from sale of property	—	—	1,700,000	1,700,000	—

Proceeds from sale of stations	20,715,570	103,525,000	5,150,000	150,000	—

Payments for purchase of radio stations	(79,612,320)	(77,677,895)	(19,000,000)	(11,000,000)	—

(Increase) decrease in restricted cash	—	(1,250,000)	1,250,000	1,250,000	—

Loans to related parties	—	—	(16,325)	(16,325)	—

Loans to stockholders	(4,542,752)	(3,419,335)	(1,206,446)	(538,293)	(550,108)

Payments from stockholders	—	—	1,182,342	—	—

Net cash provided by (used in) investing activities	(66,300,126)	18,870,556	(12,527,362)	(9,367,837)	(2,020,938)

Cash flows from financing activities:

Proceeds from issuance of indebtedness	118,767,544	1,068,900	135,040,061	132,016,299	69,729

Proceeds from issuance of related party notes	224,823	3,390,920	663,538	593,338	—

Principal payments on indebtedness	(61,673,905)	(3,578,525)	(124,463,715)	(123,780,713)	(129,442)

Payments of loan fees	(688,231)	(13,428)	(1,625,000)	(1,625,000)	—

Capital contributions	18,123,790	2,764,553	1,582,211	—	—

Stockholder distributions	(11,601,989)	(20,684,193)	(5,959,936)	(5,959,936)	(4,306,351)

Purchase of common stock	20	—	(548,600)	(548,600)	—

Net cash provided by (used in) financing activities	63,152,052	(17,051,773)	4,688,559	695,388	(4,366,064)

Net increase (decrease) in cash and cash equivalents	2,155,113	3,404,805	(2,918,265)	(3,538,062)	998,065

Cash and cash equivalents at beginning of year	2,117,945	4,273,058	7,677,863	7,677,863	4,759,598

Cash and cash equivalents at end of year	$4,273,058	$7,677,863	$4,759,598	$4,139,801	$5,757,663

Cash paid for interest	$9,566,000	$13,034,000	$13,017,000	$7,682,000	$6,799,000

Cash paid for state taxes	$5,000	$18,000	$22,000	$22,000	$25,000

Supplement disclosure of non-cash investing and financing activities:

Note payable issued in conjunction with the purchase of a radio station	$1,000,000	$—	$—	$—	$—

Transfer of land and improvements to an affiliate in exchange for a note receivable	$540,471	$—	$—	$—	$—

Note payable reclassified to accrued expenses	$350,000	—	—	—	—

Note receivable taken in conjunction with the sale of a radio station	$300,000	$50,000	$—	$—	$—

Financed purchases of property and equipment	$—	$—	$35,649	$35,649	$—

See accompanying notes to combined financial statements.

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 1997, 1998 and September 30, 1999

(Interim information for the nine months ended
September 30, 1998 is unaudited)

(1)  Summary of Significant Accounting Policies

  (a)  Basis of Presentation and Corporate Reorganization

      Beasley FM Acquisition Corp. and related companies (the “Company”) consists of subchapter S corporations and partnerships related to one another through common ownership and control. The Company operates 28 radio stations with its primary source of revenue generated from the sale of advertising time to local and national spot advertisers and national network advertisers. All significant inter-company balances and transactions have been eliminated in presenting the Company’s combined financial statements.

The number of shares authorized, issued and outstanding for Beasley FM Acquisition Corp. and Related Companies for all periods is as follows:

Common
Stock
Outstanding

Beasley FM Acquisition Corp. common stock, no par value; authorized 1,000 shares; issued and outstanding 1,000 shares	$4,464,099

Beasley Broadcasting of Eastern North Carolina, Inc. common stock, $1 par value; authorized 100,000 shares; issued and outstanding 50,000 shares	50,000

CSRA Broadcasters, Inc. common stock, $100 par value; authorized 600 shares; issued and outstanding 100 shares	10,000

W&B Media, Inc. common stock, $1 par value; authorized 100,000 shares; issued and outstanding 2,223 shares	2,223

Beasley Broadcasting of Arkansas, Inc. common stock, $1 par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000

Beasley Broadcasting of Eastern Pennsylvania, Inc. common stock, $1 par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000

Beasley Broadcasting of Southwest Florida, Inc. common stock, $1 par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000

Beasley Radio, Inc. common stock, $1 par value; authorized 10,000 shares; issued and outstanding 1,000 shares	1,000

Beasley Broadcasting of Coastal Carolina, Inc. common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 1,000 shares	10

Beasley Broadcasting of Augusta, Inc. common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 1,000 shares	10

Beasley Communications, Inc. common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 1,000 shares	10

$4,530,352

      The Company is contemplating an initial public offering of common stock. Immediately prior to the proposed initial public offering, pursuant to a corporate reorganization, stockholders of the various S corporations and George G. Beasley as limited partner in the various license limited partnerships will contribute their interests in those entities to Beasley Broadcast Group, Inc., a newly formed

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

holding company, in exchange for common stock. Immediately after these transactions, Beasley Broadcast Group, Inc. will contribute the capital stock and partnership interests acquired to Beasley Mezzanine Holdings, LLC with Beasley Mezzanine Holdings, LLC becoming a wholly-owned subsidiary of Beasley Broadcast Group, Inc. All S corporation elections will be terminated and the resulting entities will become C corporations. The proposed reorganization and contribution of capital stock and partnership interests will be accounted for in a manner similar to a pooling of interests as to the majority owners, and as an acquisition of minority interest using the purchase method of accounting.

      The Company will have two classes of common stock and one or more series of preferred stock. In addition, the Company will adopt an equity participation plan providing various stock based compensation awards. Class B common shares will be held by majority stockholders of the S corporations. Class A common shares will be issued in the initial public offering including shares to current minority-interest stockholders. No shares of preferred stock will be issued in the offering. The only difference between the proposed Class A and Class B common stock would be that Class A would be entitled to one vote per share and Class B would be entitled to ten votes per share. Class B would be convertible into Class A shares on a one for one share basis under certain circumstances.

  (b)  Pro Forma Information

      The pro forma balance sheet as of September 30, 1999 reflects the capital structure of the Company immediately prior to the effectiveness of the proposed initial public offering. Common stock represents Class A and Class B common shares. It reflects the establishment of deferred tax assets and liabilities upon conversion from a subchapter S to a subchapter C corporation which will result in a charge to operations at the time of effectiveness (see note 11), distributions to stockholders for income taxes on income of entities comprising Beasley Broadcast Group prior to the Reorganization, the distribution of untaxed retained income and subsequent re-contribution of the same amounts as additional paid-in capital and the fair value adjustment necessary to record the acquisition of minority shareholder interest using the purchase method of accounting. The pro forma balance sheet does not include any proceeds from the proposed initial public offering. Pro forma earnings per share, for all periods presented, is based on the assumed number of common shares expected to be issued immediately prior to the effectiveness of the proposed initial public offering.

      For all periods presented, the unaudited pro forma income tax information included on the face of the statements of operations and in note 11 is presented in accordance with SFAS No. 109, Accounting for Income Taxes, as if the Company had been subject to Federal and state income taxes for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999.

  (c)  Interim Information

      The accompanying unaudited combined financial statements for the nine months ended September 30, 1998 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and the results of operations for the periods presented and the disclosures herein are adequate to make the information presented not misleading. Operating results for the interim periods presented are not necessarily indicative of the results that can be expected for a full year.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  (d)  Revenue Recognition

      Revenue is recognized as advertising air time is broadcast and is net of advertising agency commissions.

  (e)  Cash and Cash Equivalents

      Cash and cash equivalents include demand deposits and short-term investments with an original maturity of three months or less.

  (f)  Restricted Cash

      Restricted cash represents cash held in escrow pending the outcome of binding arbitration relating to a dispute over the purchase price of WWDB-FM radio. The dispute was resolved subsequent to year end and these funds were released to the seller.

  (g)  Program Rights

      The total cost of the contracts for the radio broadcast rights relating to the Miami Dolphins, Florida Marlins and Florida Panthers sports franchises is matched to the projected revenue stream over the lives of the contracts. The resulting excess of payments made to the sports franchise over the amounts expensed is recorded as program rights in the accompanying combined balance sheet. The Company continually evaluates its estimate of the remaining projected revenue stream associated with these contracts versus the required committed expenditures and during 1999 this re-evaluation resulted in an accrued projected loss of $5,730,318. The projected loss is reported as a loss on committed contracts in the accompanying combined statement of operations for the nine months ended September 30, 1999.

  (h)  Property and Equipment

      Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

  (i)  Intangibles

      Intangibles consist primarily of FCC broadcasting licenses, goodwill, advertising base, loan fees, noncompete agreements, and other intangibles which are amortized straight-line over their estimated useful lives.

  (j)  Impairment

      The Company assesses the recoverability of intangibles and other long-lived assets on an ongoing basis based on estimates of related future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimate is less than net book value, the net book value is reduced to the estimated fair value. The Company also evaluates the amortization and depreciation periods of intangibles and other long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  (k)  Derivative Financial Instruments

      The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses interest rate cap, collar and swap agreements to specifically hedge against the potential impact of increases in interest rates on the revolving credit loan. Interest differentials are recorded as adjustments to interest expense in the period they occur.

  (l)  Barter Transactions

      Trade sales are recorded at the fair value of the products or services received. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, trade sales were approximately $2,855,000, $3,488,000, $4,018,000, $2,914,000 and $3,061,000, respectively. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, trade expenses were approximately $3,060,000, $2,643,000, $3,481,000, $2,478,000 and $3,345,000, respectively.

  (m)  Income Taxes

      The Company has elected to be treated as a subchapter S Corporation under provisions of the Internal Revenue Code. Under this corporate status, the stockholders of the Company are individually responsible for reporting their share of taxable income or loss. Accordingly, no provision for federal or certain state income taxes has been reflected in the accompanying combined financial statements. The Company intends to convert to a regular C Corporation and become subject to Federal and state corporate income taxes in conjunction with its proposed initial public offering.

  (n)  Defined Contribution Plan

      The Company has a defined contribution plan that conforms with Section 401(k) of the Internal Revenue Code. Under this plan, employees may contribute a minimum of 1% of their compensation (no maximum) to the Plan. The Internal Revenue Code, however, limited contributions to $9,500 in 1996 and 1997 and $10,000 in 1998 and 1999. There are no employer matching contributions.

  (o)  Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. To the extent management’s estimates prove to be incorrect, financial results for future periods may be adversely affected.

  (p)  Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 was amended by SFAS 137 in June 1999 and is effective, as amended, for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has not completed its evaluation

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of SFAS 133; however, management does not anticipate that the adoption of SFAS 133 will have a material impact on the Company’s earnings or financial position upon adoption.

  (q)  Segment Reporting

      As of September 30, 1999 the Company operates two reportable segments comprised of 28 separate radio stations in the eastern United States. The reportable segments are in the radio broadcasting industry, providing a similar product to similar customers. Net revenues, consisting primarily of national and local advertising, are derived from external sources. The Company does not rely on any major customer as a source of net revenue. The Company identifies its reportable segments based on the operating management responsibility for the segment. The chief operating decision maker uses net revenues and broadcast cash flow as measures of profitability to assess segment profit or loss and to allocate resources between the two segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(2)  Property and Equipment

      Property and equipment, at cost, is comprised of the following:

	December 31,			Estimated
			September 30,	useful lives
	1997	1998	1999	(years)

Land, buildings and improvements	$5,855,151	4,319,379	4,456,617	31.5

Broadcast equipment	18,783,364	19,551,560	19,773,265	5

Transportation equipment	646,894	814,127	826,031	5

Office equipment and other	3,770,387	4,109,181	4,298,813	5–7

Construction in progress	625,405	118,439	1,020,236	—

	29,681,201	28,912,686	30,374,962

Less accumulated depreciation	(11,342,884)	(12,408,635)	(14,261,196)

	$18,338,317	16,504,051	16,113,766

      In 1997, property and equipment includes certain land, a building, and building improvements with a net book value of $5,824,249 associated with the Company’s former ownership of a radio station in Los Angeles, California. This property was leased under an operating lease agreement until it was sold for $1,700,000 on April 20, 1998. The Company recognized an impairment loss of $4,124,249 on this property for the period ended December 31, 1997.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(3)  Intangibles

      Intangibles, at cost, is comprised of the following:

	December 31,			Estimated
			September 30,	useful lives
	1997	1998	1999	(years)

FCC broadcasting licenses	$140,517,195	157,700,379	157,700,379	10–15

Goodwill	16,669,333	16,763,990	16,763,990	15

Advertising base	4,139,251	4,139,251	4,139,251	5

Loan fees	1,230,199	2,975,681	2,975,681	7

Noncompete agreements	1,120,000	1,120,000	1,120,000	2–8

Other intangibles	5,666,932	5,666,932	5,666,932	5–15

	169,342,910	188,366,233	188,366,233

Less accumulated amortization	(23,855,302)	(37,317,768)	(47,280,545)

	$145,487,608	151,048,465	141,085,688

(4)  Long-Term Debt

      Long-term debt consists of the following:

	December 31,
			September 30,
	1997	1998	1999

Revolving credit loan, see below for terms of note agreement	$113,455,755	124,680,420	124,680,420

Non-interest bearing note payable relating to the purchase of WKIS-FM, payable on October 31, 1998	500,000	—	—

Note payable to Georgia Bank and Trust, payable in monthly payments of $3,500, including interest at 8.5% per annum, maturing on December 5, 2002	380,000	369,911	361,783

Note payable to Aiken Radio, Inc., payable in monthly payments ranging from $4,167 to $7,844, including interest at 10% per annum, maturing in June 2003	365,922	317,568	271,419

Note payable to G.R.R. Marketing, Inc., payable in monthly payments of $5,592, including interest at prime plus 1% per annum (8.75% at December 31, 1998), maturing in February, 2005	355,171	318,788	288,677

Note payable to Columbia County Broadcasters, Inc., payable in quarterly payments of $7,062, including interest at 8% per annum, maturing on December 15, 2002	114,679	95,192	79,049

Note payable to SunTrust Bank, payable in monthly payments of $893, including interest at 8.68% per annum, maturing on March 15, 2002	86,787	83,469	80,790

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31,
			September 30,
	1997	1998	1999

Note payable to Georgia Bank and Trust, payable in monthly payments of $1,134, including interest at 9.25% per annum, maturing on December 22, 2001	44,908	35,044	27,027

Note payable to Myer Feldman, payable in monthly payments of $527, including interest at 12% per annum, maturing on April 1, 2013	44,305	43,245	42,363

Note payable to Pontiac Master-GMC Truck, payable in monthly payments of $565, including interest at 3.9% per annum, maturing on November 15, 1999	12,494	6,091	1,121

Note payable to Georgia Bank and Trust, payable in monthly payments of $648, including interest at 8% per annum, maturing on January 25, 2002	—	21,269	16,588

Capital lease obligations, payable in monthly payments ranging from $399 to $532, including interest ranging from 8% to 20% per annum, maturing on various dates through April 27, 2003. The leases are secured by the leased property	8,393	38,012	30,330

	115,368,414	126,009,009	125,879,567

Less current installments of long-term debt	(648,754)	(161,048)	(3,915,150)

Long-term debt, less current installments	$114,719,660	125,847,961	121,964,417

      On August 11, 1999, the Company increased the maximum commitment under the revolving credit loan to $150 million. The loan bears interest at either the base rate or LIBOR plus a margin which is determined by the Company’s debt to cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds effective rate plus 0.5%. At December 31, 1998 and September 30, 1999, the revolving credit loan carried interest at an average rate of 7.47% and 7.56% respectively. Interest is generally payable monthly. The amount available under the revolving credit loan will be reduced quarterly beginning September 30, 2000 through its maturity on December 31, 2006. The quarterly reductions in the amount available under the revolving credit loan may require principal repayments if the outstanding balance at the end of each quarter exceeds the new maximum available amount under the revolving credit loan. The Company has entered into interest rate hedge agreements as discussed in note 9. The loan agreement includes restrictive covenants and requires the Company to maintain certain financial ratios. The loan is secured by equity interests held by the borrowers in their subsidiaries and substantially all assets of the Company.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The scheduled reductions of the revised maximum commitment of the revolving credit line for the next five years and thereafter are as follows:

1999	$—

2000	7,500,000

2001	15,000,000

2002	15,000,000

2003	18,750,000

Thereafter	93,750,000

Total	$150,000,000

      As of December 31, 1998, scheduled repayments of long-term debt, excluding the revolving credit line (see note 12), for the next five years and thereafter are as follows:

1999	$161,048

2000	166,319

2001	199,905

2002	574,039

2003	114,811

Thereafter	112,467

Total	$1,328,589

(5)  Long-Term Debt to Related Parties

      Long-term debt to related parties consists of the following:

	December 31,
			September 30,
	1997	1998	1999

7.67% notes payable to affiliate Beasley Broadcasting of Philadelphia, Inc., interest-only payments are due annually, principal and any unpaid interest due August 11, 2004	$25,699,530	25,699,530	25,699,530

7.67% notes payable to affiliate Beasley-Reed Broadcasting of Miami, Inc., interest-only payments are due annually, principal and any unpaid interest due August 11, 2004	11,576,092	11,576,092	11,576,092

	$37,275,622	37,275,622	37,275,622

      For each of the years ended December 31, 1996, 1997 and 1998, interest expense on long-term debt to related parties was approximately $2,859,000 and for each of the nine months ended September 30, 1998 and 1999, interest expense on long-term debt to related parties was approximately $2,144,000.

(6)  Related Party Transactions

      The Company has a management agreement with Beasley Broadcasting Management Corp., an affiliate of the Company’s principal stockholder, George G. Beasley. For the years ended

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 1996, 1997 and 1998 and the unaudited nine months ended September 30, 1998 and 1999, management fee expense under the agreement was approximately $2,233,000, $2,055,000, $2,498,000, $1,886,000 and $1,935,000, respectively. Management fee expense is reported as corporate general and administrative in the accompanying combined statements of operations.

      The Company leases certain office space from its principal stockholder, George G. Beasley. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, rental expense paid to Mr. Beasley was approximately $195,000 $111,000, $77,000 $73,000 and $85,000, respectively.

      Distributions to stockholders of the S corporations during the periods ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999 were $11,601,989, $20,684,193, $5,959,936 and $4,306,351, respectively.

      Notes receivable from related parties are due on demand.

      Notes payable to related parties bear interest at 7.67% to 9.25% and are due on demand. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, interest expense on notes payable to related parties was approximately $376,000, $279,000, $365,000 $547,000 and $453,000, respectively.

      Notes receivable from stockholders bear interest at 9.25% and are due on demand. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, interest income on notes receivable from related parties was approximately $314,000, $551,000, $618,000 $600,000 and $585,000, respectively.

(7)  Acquisitions and Dispositions

  (a)  1999 Acquisitions and Dispositions

      There were no acquisitions or dispositions during 1999.

  (b)  1998 Acquisitions and Dispositions

•	On February 11, 1998, BFMA acquired the assets of WJBX-FM for approximately $6,000,000.

•	On February 11, 1998, BRI acquired the assets of WJST-FM for approximately $5,000,000.

•	On December 1, 1998, BBA acquired the assets of WTMR-AM for approximately $8,000,000.

•	BBA sold substantially all of the assets of KAAY-AM to Citadel Broadcasting Company on November 17, 1998. Net proceeds from the sale were approximately $5,000,000, which resulted in a gain of approximately $4,356,000.

•	BFMA sold substantially all of the assets of WEWO-AM to Service Media, Inc. on August 1, 1998. Net proceeds from the sale were approximately $150,000, which resulted in a loss of approximately $328,000.

      For tax purposes, the sale of KAAY-AM and the acquisition of WTMR-AM were treated as a tax-deferred exchange under Section 1031 of the Internal Revenue Code to a substantial extent. For

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

financial statement purposes, the sale of KAAY-AM was treated as a sale and a gain was recorded, and the acquisition of WTMR-AM was treated as an asset purchase.

      For tax purposes, the sale of WEGX-FM and WDSC-AM and the acquisition of WJBX-FM were treated as a tax-deferred exchange under Section 1031 of the Internal Revenue Code. For financial statement purposes, the sale of WEGX-FM and WDSC-AM was treated as a sale and a gain was recorded, and the acquisition of WJBX-FM was treated as an asset purchase.

  (c)  1997 Acquisitions and Dispositions

•	On January 22, 1997, BCI acquired the assets of WCHZ-FM for approximately $1,200,000. BCI had operated this station under an LMA since December 9, 1996.

•	On January 31, 1997, BFMA acquired the assets of WFLB-AM (subsequently changed to WAZZ-AM) for approximately $228,000.

•	On May 19, 1997, BFMA acquired the assets of WZFX-FM for approximately $11,500,000.

•	On May 9, 1997, BFMA acquired the assets of WWDB-FM for approximately $63,250,000.

•	On July 29, 1997, BFMA acquired the assets of WLRD-FM (subsequently changed to WUKS-FM) and WYRU-AM (subsequently changed to WTEL-AM) for $1,500,000.

•	On June 30, 1997, BFMA entered into a time brokerage agreement (TBA) with Root Communications, Ltd. (Root) to operate WEGX-FM and WDSC-AM. BFMA subsequently completed the sale of substantially all assets of WEGX-FM and WDSC-AM to Root on October 7, 1997. Net proceeds from the sale were approximately $3,500,000, which resulted in a gain of approximately $2,232,000.

•	BFMA sold substantially all of the assets of WDAS-AM/ FM to Evergreen Media Corporation of Los Angeles on May 1, 1997. Net proceeds from the sale were approximately $100,000,000, which resulted in a gain of approximately $79,831,000.

•	BBENC sold substantially all of the assets of WTSB-AM to Lumberton Christian Radio, Inc. on August 1, 1997. Net proceeds from the sale were approximately $75,000, which resulted in a gain of approximately $5,000.

      For tax purposes, the sale of WDAS-FM and the acquisitions of WZFX-FM, WWDB-FM, WLRD-FM and WYRU-AM were treated as a tax-deferred exchange under Section 1031 of the Internal Revenue Code to a substantial extent. For financial statement purposes, the sale of WDAS-FM was treated as a sale and a gain was recorded, and the acquisition of WZFX-FM, WWDB-FM, WLRD-FM and WYRU-AM was treated as an asset purchase.

  (d)  1996 Acquisitions and Dispositions

•	On March 11, 1996, BFMA entered into a local marketing agreement (LMA) with OmniAmerica Group (OAG) to operate WJHM-FM. BFMA subsequently completed the sale of substantially all assets of WJHM-FM to OAG on August 22, 1996. Net proceeds from the sale were approximately $20,715,000, which resulted in a gain of approximately $16,773,000.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	On June 4, 1996, Beasley Broadcasting of Coastal Carolina, Inc. acquired the assets of WNCT-AM/ FM for approximately $3,000,000.

•	On July 30, 1996, BFMA acquired the assets of WAZZ-FM and WEWO-AM for approximately $4,200,000.

•	On October 8, 1996, BFMA completed the acquisition of WKIS-FM for approximately $46,000,000. BFMA and the seller also entered into a $1,000,000 noncompete agreement which was paid in 1997 and 1998. BFMA had operated this station under an LMA since February 16, 1996.

•	On October 8, 1996, Beasley-Reed Acquisition Partnership completed the acquisition of WQAM-AM for approximately $10,000,000. BFMA had operated this station under an LMA since February 16, 1996.

•	On November 1, 1996, BFMA acquired the assets of WIKS-FM for $10,692,000, WMGV-FM for approximately $3,308,000 and WXNR-FM for approximately $2,000,000.

      For tax purposes, the sale of WJHM-FM and the acquisition of WKIS-FM were treated as a tax-deferred exchange under Section 1031 of the Internal Revenue Code to a substantial extent. For financial statement purposes, the sale of WJHM-FM was treated as a sale and a gain was recorded, and the acquisition of WKIS-FM was treated as an asset purchase.

      These acquisitions were accounted for by the purchase method, and accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair market values at the date of the acquisition. A substantial portion of each purchase price was allocated to intangible assets to reflect the FCC broadcasting licenses acquired. These FCC broadcasting licenses are being amortized over 15 years using the straight-line basis. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over 15 years using the straight-line basis. No liabilities were assumed by the Company as a result of these acquisitions. Operations of acquired stations have been included in the combined results of the Company since the acquisition date of each such station.

      Acquisitions for the years ended December 31, 1996, 1997, 1998 are summarized as follows:

	Years ended
	December 31,

	1996	1997	1998

Property and equipment	$8,512,826	3,348,028	1,499,641

Other assets	16,837	6,289	2,142

FCC broadcasting licenses	70,670,337	72,116,204	17,226,517

Goodwill	—	2,207,374	271,700

Payments for purchase of radio stations	$79,200,000	77,677,895	19,000,000

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Dispositions for the years ended December 31, 1996, 1997, 1998 are summarized as follows:

	Years ended
	December 31,

	1996	1997	1998

Proceeds from sale of stations	$21,015,570	103,525,000	5,150,000

Accounts receivable, net	—	—	(5,720)

Prepaid expenses and other	—	(101,844)	—

Property and equipment, net	(519,795)	(4,012,539)	(797,915)

Intangibles, net	(3,723,015)	(17,261,967)	(193,755)

Trade sales, net	—	(81,427)	—

Selling expenses	—	—	(124,597)

Gain on sale of radio stations	$16,772,760	82,067,223	4,028,013

      Under a TBA or LMA, the Company operating a station generally receives all broadcast revenues and provides the necessary programming, technical, sales and marketing, and other support. The Company then pays a monthly fee to the owner of the station for the use of the station assets. The broadcast revenues and operating expenses of stations operated by the Company under TBAs and LMAs have been included in the Company’s operations since the dates of such agreements.

  (e)  Unaudited Pro Forma Results of Operations

      The following unaudited pro forma information presents the results of operations for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, with pro forma adjustments as if the acquisitions of the stations in 1996, 1997 and 1998, had occurred prior to January 1 in the prior year.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      This unaudited pro forma information is not necessarily indicative of what would have occurred had the acquisitions occurred prior to January 1 in the prior year or of results that may occur in the future.

	Years ended
	December 31,

	1996	1997	1998

Revenues	$88,677,000	$80,204,000	$82,550,000

Costs and expenses:

Program and production	22,468,000	21,753,000	22,631,000

Sales and advertising	23,100,000	21,431,000	23,268,000

General and administrative	14,000,000	13,980,000	13,628,000

Corporate general and administrative	2,996,000	2,295,000	2,604,000

Depreciation and amortization	19,298,000	17,468,000	16,692,000

Impairment loss on long lived assets	—	4,124,000	—

Total costs and expenses	$81,862,000	$81,051,000	$78,823,000

Operating income (loss)	6,815,000	(847,000)	3,727,000

Other income (expense):

Interest expense	(11,647,000)	(14,037,000)	(13,649,000)

Other non-operating expenses	(3,707,000)	(2,004,000)	(1,581,000)

Interest income	378,000	888,000	818,000

Other non-operating income	1,134,000	93,000	349,000

Gain on sale of radio stations	16,772,000	82,067,000	4,028,000

Minority interest	169,000	615,000	647,000

Net income (loss) before pro forma income tax expense (benefit)	$9,914,000	66,775,000	(5,661,000)

Pro forma income tax expense (benefit)	3,861,000	25,855,000	(2,118,000)

Net income (loss)	6,053,000	40,920,000	(3,543,000)

Pro forma basic and diluted net income (loss) per share	$0.35	$2.35	$(0.20)

Pro forma basic and diluted common shares outstanding	17,423,441	17,423,441	17,423,441

  (f)  Pending Acquisitions

•	In August 1999, the Company entered into an agreement to acquire WAEC-AM and WWWE-AM for approximately $10,000,000.

•	In September 1999, the Company entered into an agreement to acquire WRFN-FM and WRDW-AM for approximately $800,000.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(8)  Commitments and Contingencies

      In 1997, WQAM-AM entered into contracts for the radio broadcast rights relating to the Miami Dolphins, Florida Marlins, and Florida Panthers sports franchises. These contracts grant WQAM-AM the exclusive, English language rights for live radio broadcasts of the sporting events of these franchises for a five year term which began in 1997. The contracts require the Company to pay certain fees and to provide commercial advertising and other considerations. As of December 31, 1998, remaining payments of fees are as follows: $7,171,000 in 1999, $8,500,000 in 2000, $8,844,000 in 2001, and $359,000 in 2002. As of and for the nine months ended September 30, 1999, the Company recorded a loss on committed contracts relating these contracts. Based on the Company’s projections of revenues relating to these contracts, committed expenditures exceeded such projected revenues by the $5,730,318 loss accrued.

      The Company leases facilities under one- to ten-year operating leases and towers under 5 to 40 year operating leases. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, lease expense was approximately $1,405,000, $1,530,000, $1,503,000, $1,256,000 and $1,313,000, respectively. As of December 31, 1998, future minimum lease payments for the next five years and thereafter are summarized as follows:

1999	$1,504,000

2000	1,445,000

2001	1,276,000

2002	1,053,000

2003	992,000

Thereafter	6,385,000

Total	$12,655,000

      Employment agreements with three radio station managers contain provisions that allow the station manager to participate in the gain on the sale of the station managed in the event it is sold, and while the station manager is still employed by the Company. In addition, these agreements provide that upon the occurrence of certain liquidity events the station manager will be paid a percentage of the increase in value of the station managed upon completion of the offering. As of September 30, 1999 payments that would be due to the station manager upon completion of the proposed initial public offering amounted to $1.6 million. After September 30, 1999, and prior to the completion of the offering, the Company will amend one of these agreements as part of a relocation package for the station manager resulting in payment of $430,000. At September 30, 1999 no amounts have been recognized in the combined financial statements.

      In the normal course of business, the Company is party to various legal matters. The ultimate disposition of these matters will not, in management’s judgment, have a material adverse effect on the Company’s financial position.

(9)  Derivative Financial Instruments

      The Company uses interest rate cap, collar and swap agreements to hedge against the potential impact of increases in interest rates on the revolving credit loan. For the years ended December 31, 1996 and the nine months ended September 30, 1999, the Company paid additional interest of approximately $122,000 and $126,000, respectively. For the years ended December 31, 1997 and 1998

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

and the unaudited nine months ended September 30, 1998, the Company received additional interest of approximately $9,000, $11,000 and $7,000, respectively. The amount paid is based on the differential between the specified rate of the swap agreements and the variable interest rate of the revolving credit loan. There was no additional interest paid or received under the cap and collar agreements.

(10)  Fair Value of Financial Instruments

      The Company’s significant financial instruments and the methods used to estimate their fair values are as follows:

•	Revolving credit loan — The fair value approximates carrying value due to the interest rate being based on current market rates.

•	Notes payable to affiliates — It is not practicable to estimate the fair value of notes payable to affiliates due to their related party nature.

•	Non-interest bearing note payable — The fair value is estimated using the present value of discounted cash flows at rates currently available to the Company for borrowings with similar terms and remaining maturities. The fair value of this note approximates its carrying value due to its short-term maturity.

•	Hedge agreements — The Company has entered into various agreements to hedge against the potential impact of increases in interest rates on the revolving credit loan. These agreements at December 31, 1998 are summarized as follows:

						Estimated
	Notional				Expiration	Fair
Agreement	Amount	Floor	Cap	Swap	Date	Value

Interest rate cap	$3,100,000	—	7.5%	—	September 1999	$—

Interest rate collar	10,000,000	4.99%	7%	—	January 2000	—

Interest rate collar	10,000,000	5.25%	7%	—	January 2000	(15,000)

Interest rate collar	10,000,000	5.17%	7%	—	May 2000	(18,000)

Interest rate swap	10,000,000	—	—	5.52%	May 2001	(89,000)

Interest rate swap	10,000,000	—	—	5.82%	September 2001	(170,000)

Interest rate swap	20,000,000	—	—	5.685%	May 2002	(331,000)

      The Company is exposed to credit loss in the event of nonperformance by the other parties to the agreements. The Company, however, does not anticipate nonperformance by the counterparties. The fair value of the interest rate swap agreements is estimated using the difference between the present value of discounted cash flows using the base rate stated in the swap agreement and the present value of discounted cash flows using the LIBOR rate at December 31, 1998. The fair values of the interest rate cap agreement and the interest rate collar agreements are estimated based on the amounts the Company would expect to receive or pay to terminate the agreement.

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(11)  Pro Forma Income Taxes

      Pro forma income tax expense (benefit) differs from the amounts that would result from applying the federal statutory rate of 34% to the Company’s net income (loss), as follows:

	December 31,			September 30,

	1996	1997	1998	1998	1999

Expected pro forma tax expense (benefit)	$5,137,000	23,278,000	(1,895,000)	(2,799,000)	(3,684,000)

State income taxes, net of federal benefit	698,000	3,163,000	(257,000)	(380,000)	(501,000)

Other	50,000	66,000	67,000	49,000	52,000

	$5,885,000	26,507,000	(2,085,000)	(3,130,000)	(4,133,000)

      Temporary differences that give rise to the components of pro forma deferred tax assets and liabilities, are as follows:

	December 31,			September 30,

	1996	1997	1998	1998	1999

Allowance for doubtful accounts	$2,645,000	2,747,000	2,660,000	2,682,000	2,635,000

Accrued interest on notes receivable from related parties	816,000	994,000	1,222,000	1,165,000	1,392,000

Notes receivable from related parties	478,000	478,000	478,000	478,000	478,000

Property and equipment	—	531,000	—	—	—

Gross deferred tax assets	3,939,000	4,750,000	4,360,000	4,325,000	4,505,000

Intangibles	(9,713,000)	(30,370,000)	(30,541,000)	(30,498,000)	(30,293,000)

Property and equipment	(1,105,000)	—	(1,199,000)	(767,000)	(1,117,000)

Gross deferred tax liabilities	(10,818,000)	(30,370,000)	(31,740,000)	(31,265,000)	(31,410,000)

Net deferred tax liabilities	$(6,879,000)	(25,620,000)	(27,380,000)	(26,940,000)	(26,905,000)

BEASLEY FM ACQUISITION CORP.
AND RELATED COMPANIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(12)  Subsequent Event

      Prior to the completion of the proposed offering, the Company will sell radio towers and related real estate assets owned by the Company to Beasley Family Towers, Inc. (BFT) for approximately $3,400,000. No gain or loss is expected been reported in the accompanying combined statements of operations. In conjunction with this sale, the Company intends to enter into long-term agreements to leaseback the towers from BFT.

(13)  Segment Information

      Segment information, in thousands of dollars for the years ended December 31, 1996, 1997 and 1998, and the nine month periods ended September 30, 1998 and 1999 are as follows:

	December 31			September 30

	1996	1997	1998	1998	1999

Total assets:

Radio Group One	$104,629	$98,589	$100,715	—	$97,725

Report Group Two	41,078	96,158	97,243	—	89,479

Total	$145,707	$194,747	$197,958	—	$187,204

Net revenues:

Radio Group One	$31,491	$44,755	$50,825	$37,284	$42,952

Report Group Two	30,923	28,948	30,608	22,391	24,501

Total	62,414	73,703	81,433	59,675	67,453

Broadcast cashflow:

Radio Group One	$6,935	$11,233	$13,544	$9,410	$11,993

Radio Group Two	13,315	9,533	8,820	6,543	6,083

Total	20,250	20,766	22,364	15,953	18,076

Reconciliation to net income (loss):

Corporate general and administrative expenses	$(2,233)	$(2,055)	$(2,498)	$(1,886)	$(1,935)

Depreciation and amortization	(8,316)	(14,173)	(16,097)	(11,942)	(11,824)

Impairment loss on long-lived assets	—	(4,124)	—	—	—

Loss on committed contracts	—	—	—	—	(5,730)

Interest expense	(9,339)	(13,606)	(13,602)	(10,251)	(9,962)

Other non-operating income (expense)	(2,027)	(409)	233	219	539

Gain (loss) on sale of radio stations	16,773	82,067	4,028	(327)	—

Net income (loss)	$15,108	$68,466	$(5,572)	$(8,234)	$(10,836)

      Radio Group One includes radio stations located in Miami-Ft. Lauderdale, Ft. Myers-Naples, Fl, and Greenville-New Bern-Jacksonville, NC. Radio Group Two includes radio stations located in Philadelphia, PA, Fayetteville, NC and Augusta, GA.

      Broadcast cash flow consists of operating income (loss) before corporate general and administrative expenses, depreciation and amortization, equity appreciation rights expenses, impairment loss on long-lived assets and loss on committed contracts.

BEASLEY FM ACQUISITION CORP.

AND RELATED COMPANIES

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 1996, 1997 and 1998

And nine months ended September 30, 1999

	Column B	Column C		Column E
	Balance at	Provision		Balance at
Column A	Beginning	for Bad	Column D	End
Description	of Period	Debts	Charge Offs	of Period

Year ended December 31, 1996:

Allowance for doubtful accounts	$572,816	$766,681	$745,026	$594,471

Year ended December 31, 1997:

Allowance for doubtful accounts	594,471	1,218,755	721,226	1,092,000

Year ended December 31, 1998:

Allowance for doubtful accounts	1,092,000	1,129,211	1,631,859	589,352

Nine months ended September 30, 1999:

Allowance for doubtful accounts	589,352	536,851	57,048	550,155

[BEASLEY LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses Of Issuance And Distribution.

      The following table sets forth fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other estimated expenses expected to be incurred in connection with the issuance and distribution of securities being registered. All such fees and expenses shall be paid by the Registrant.

Securities and Exchange Commission Registration Fee	$41,700

Nasdaq National Market Listing Fee	66,875

NASD Fee	15,500

Printing and Engraving Expenses	350,000

Accounting Fees and Expenses	250,000

Legal Fees and Expenses	272,425

Transfer Agent Fees and Expenses	3,500

Miscellaneous	0

Total	$1,000,000

Item 14.  Indemnification Of Directors And Officers.

      Section 145 of the General Corporation Law of the State of Delaware (“Section 145”) permits a Delaware corporation to indemnify and person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

      In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      To the extent that a director, officer, employee or agent of a corporation has been successful on the merits of otherwise in defense of any action, suit or proceeding referred to in the proceeding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      Section 145 provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

      The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

Item 15.  Recent Sales Of Unregistered Securities.

      Pursuant to the Beasley Broadcast Group, Inc. Contribution Agreement dated as of November 23, 1999, the registrant agreed to issue shares of its Class A common stock to Reed Miami Holdings, Inc. and J. Daniel Highsmith in exchange for all of their interests held in Beasley-Reed Acquisition Partnership and Beasley Broadcasting of Eastern North Carolina, Incorporated. Under this agreement, Reed Miami Holdings, Inc. and Mr. Highsmith will receive, on the effective date of this registration statement, a total of 402,068 shares of Class A common stock, which is the number of shares having the value of their pre-offering interest in the entities that will become Beasley Broadcast Group, Inc. Therefore, based on an assumed initial public offering price of $16.50, Beasley Broadcast Group will receive approximately $6.6 million of value for the interests in Beasley-Reed Acquisition Partnership and Beasley Broadcasting of Eastern North Carolina, Incorporated in exchange for approximately $6.6 million of shares of its Class A common stock. These transactions are being effected without registration under the Securities Act in reliance upon the exemptions from registration contained in Section 4(2) of the Securities Act. Section 4(2) exempts transactions by an issuer not involving a public offering from the provisions of Securities Act Section 5. The registrant offered Class A common stock to these individuals, each of whom is an accredited investor under Rule 501 under the Securities Act and each of whom is actively involved in the management of radio stations owned by the registrant, on a private basis not involving a public offering.

      Pursuant to the Beasley Broadcast Group, Inc. Contribution Agreement dated as of November 23, 1999, the registrant agreed to issue shares of its Class B common stock to George G. Beasley, members of his immediate family and affiliated trusts in exchange for all the interests held by these persons in the companies the registrant will hold upon completion of its initial public offering. Under this agreement, the Beasley family members and affiliated trusts will receive on the effective date of this registration statement a total of 17,021,373 shares of Class B common stock, which is the number of shares having the value of their pre-offering interest in the entities that will become Beasley Broadcast Group, Inc. Therefore, based on an assumed initial public offering price of $16.50 for Class A common stock, Beasley Broadcast Group will receive approximately $280.9 million of value for the interests in the entities that will become Beasley Broadcast Group in exchange for approximately $280.9 million of shares of Class B common stock. These transactions are being effected without registration under the Securities Act in reliance upon the exemptions from registration contained in Section 4(2) of the Securities Act. Section 4(2) exempts transactions by an issuer not involving a public offering from the provisions of Securities Act Section 5. The registrant offered shares of its Class B common stock to George G. Beasley, members of his immediate family and affiliated entities, on a private basis not involving a public offering.

Item 16.  Exhibits And Financial Statement Schedules.

      (a)  The following exhibits are filed as part of this registration statement:

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
2.1		Asset Purchase Agreement of Radio Stations WAEC-AM and WWWE-AM in Atlanta and Hapeville, Georgia, respectively, dated August 26, 1999.
2.2		Asset Purchase Agreement of Radio Station WRCA-AM in Waltham, Massachusetts, dated December 31, 1999.
2.3		Asset Purchase Agreement of Radio Stations WWNN-AM and WHSR-AM in Pompano Beach, Florida and WSBR-AM in Boca Raton, Florida, dated December 30, 1999.
3.1*		Amended and Restated Certificate of Incorporation of the Registrant.
3.2*		Amended and Restated Bylaws of the Registrant.
4.1*		Form of Certificate of Class A Common Stock of the Registrant.
5.1*		Opinion of Latham & Watkins.
10.1*		George G. Beasley Executive Employment Agreement with Beasley Broadcast Group, Inc., dated January 31, 2000.
10.2*		Bruce G. Beasley Executive Employment Agreement with Beasley Broadcast Group, Inc., dated January 31, 2000.
10.3*		B. Caroline Beasley Executive Employment Agreement with Beasley Broadcast Group, Inc., dated January 31, 2000.
10.4*		Brian E. Beasley Executive Employment Agreement with Beasley Broadcast Group, Inc., dated January 31, 2000.
10.5		Credit Agreement between Beasley FM Acquisition Corp. and affiliated entities and the Bank of Montreal, Chicago Branch, as agent dated March 30, 1998.
10.6		First Amendment to the Credit Facility between Beasley FM Acquisition Corp. and affiliated entities and the Bank of Montreal, Chicago Branch, as agent dated August 11, 1999.
10.7		Second Amendment to the Credit Facility between Beasley FM Acquisition Corp. and affiliated entities and the Bank of Montreal, Chicago Branch, as agent dated December 30, 1999.
10.8*	*	Beasley Broadcast Group Contribution Agreement, dated as of November 23, 1999 between Beasley Broadcast Group, Inc., George G. Beasley, Bruce G. Beasley, Brian E. Beasley, B. Caroline Beasley, Bradley C. Beasley, Robert E. Beasley, Shirley W. Beasley, J. Daniel Highsmith, Reed Miami Holdings, Inc., Beasley FM Acquisition Corp. and affiliated entities.
10.9		Note of Indebtedness Issued to Beasley Broadcasting of Philadelphia, Inc., in the Principal Amount of $24,545,566.53, dated August 11, 1994.
10.10		Note of Indebtedness Issued to Beasley-Reed Broadcasting of Miami, Inc., in the Principal Amount of $11,498,147.97, dated August 11, 1994.
21.1*		Subsidiaries of the Company.
23.1		Consent of KPMG LLP
24.1*	*	Power of Attorney (see page II-5).
27.1		Financial Data Schedule.
99.1		Consent of Directors About to be Named

*	To be provided by amendment.
**	Filed previously.

     (b)  The financial statement schedule “Valuation and Qualifying Accounts” is set forth on page F-20 of the prospectus.

Item 17.  Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Naples, Florida, on January 31, 2000.

By:	/s/ B. CAROLINE BEASLEY _______________________________________ B. Caroline Beasley

Vice President, Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* George G. Beasley	Chairman of the Board, Chief Executive Officer (principal executive officer)	January 31, 2000

* Bruce G. Beasley	President, Chief Operating Officer and Director	January 31, 2000

* Brian E. Beasley	Vice President of Operations and Director	January 31, 2000

/s/ B. CAROLINE BEASLEY B. Caroline Beasley	Vice President, Chief Financial Officer, Secretary, Treasurer and Director (principal financial officer and principal accounting officer)	January 31, 2000

* By: /s/ B. CAROLINE BEASLEY B. Caroline Beasley Attorney-in-fact